SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 31, 2012

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: March 18, 2013

By: __________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

INDEX

Annual Report

Report of Independent Accountants

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Exhibits A, D, E, F, G and H

Balance Sheets

Statements of Operations

Statements of Changes in Shareholders' Equity

Statements of Cash Flows

Notes to Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

ANNUAL REPORT

To the Shareholders:

Pursuant to applicable legal provisions and to the Company's bylaws, we submit for your consideration the documentation related to the Company's financial statements for the twentieth first fiscal year, ended on December 31, 2012.

  MACROECONOMIC CONTEXT

  As world growth has slowed down during the last years it has affected emerging economies. In 2010, after the recession that took place in 2009, Gross Internal Product ("GDP") world growth was 5.1%, it decreased 3.8% in 2011 and it would be representing about 3.3% in 2012.

  The United States and Japan maintained moderate expansion rates, at around 2%. On the other hand, the Euro-Zone had, once more, experienced generalized financial tension and hard fiscal adjustments in peripheral countries in 2012, with a 0.5% contraction for all the area.

  In this circumstances, financial ministers of the Euro-Zone approved a Euros 130 MM new rescue packet for Greece, together with a debt swap with private creditors with a 53.5% nominal haircut, over the main one that supposed a reduction higher than Euros 100 MM of the country`s debt stock. In June, it was Spain who received a Euros 100 MM rescue package to recapitalize its financial system.

  The United States showed an increase that is below its potential. GDP would grow 2% with employment levels that represented about 150 thousand new posts in a monthly basis. These were figures that helped to reduce unemployment rates, though, at a slow pace, (from 8.5% in December 2011 to around 7.7% at December 2012).

  As regards the performance of financial markets it was a positive year. The main world stock exchanges closed the year with some increases. The Dow Jones from the United States grew 8% while the German DAX grew 23%. Raw materials also closed the year with good increases. Copper increased 7%, soya 23% and corn 10%. The exception was the oil barrel that decreased 13% (from USD 99 to USD 86).

  Argentina`s economy was affected in 2012 by a number of external negative shocks and questions as regards the domestic economic activity, that impacted on the economic rate growth, employment and investment. In face of that, prices level kept a similar pattern as in previous months, with some temporary changes in the main financial variables (public bonds, shares, interest rates, types of exchange rate).

  It is worth mentioning in 2012 that two factors highly and negatively impacted on economical indexes. On one hand, the drought that affected a vast area in the "pampa humeda" and resulted in a harvest that was 13% lower than the one in the previous campaign, on the other hand, the slowing down of the Brazilian economy that reduced its growth rate from 2.7% in 2011 to 1.0% in 2012 making an impact in the domestic export sector, especially in the automotive one.

  Regarding the domestic economic policy, the main considerations are focused on the aspects that affect the exchange market (mainly the access to foreign currency for certain transactions, such as those related to touristic activities-including a 15% tax on purchases made abroad and paid with credit cards ,real estate transactions , among others), the reform to the Organic Letter from the Central Bank and the expropriation of 51% of YPF S.A. ("YPF") shares which belonged to the Repsol Group, in this case with the objective to pave the way to recovering the country`s energy self-sufficiency for a sustainable economic development.

  In March 2012, the Organic Letter of the Central Bank was reformed. The axes of this reform were the increase in the amount of temporary advanced payments to the Treasury and the implementation of parameters destined to direct bank credits towards productive and investment activities. As from this reform the Central Bank of the Argentine Republic ("BCRA") was entitled to grant advanced payments to the Treasury for an amount equivalent to 12% of the monetary base plus 20% of the Treasury`s income from the last twelve months.

  The Expropriation Law (No. 26,741), from May 4, 2012, modified YPF's share structure. YPF Class D shares belonging to Repsol, its controlled or controlling companies, that represent 51% of the Company`s common stock were declared by the above mentioned Law , of public interest and subject to expropriation. At the same time, the same law declared of national public interest and as a priority objective of the Argentine Republic the achievement of hydrocarbons self-sufficiency, as well as the exploration, exploitation, industrialization, transport and commercialization of hydrocarbons, in order to guarantee economic development with social equity, job creation, an increase in competitiveness in different economic sectors and the equitable and sustainable growth of the provinces and regions. Moreover, the Expropriation Law stipulates that the management of the shareholders right corresponding to shares subject to expropriation, by the National Government and the provinces, will be carried out so that YPF, not only contributes to the objectives of the said law, but also organizes its management in compliance to the best practices of the industry and of the corporate government, protecting its shareholders' rights and generating value for them, besides having a professional management.

  Furthermore, according to the BCRA (Central Bank of the Argentine Republic), in the case of Argentina, the growth model is mainly based on boosting domestic consumption and investment, as well as on a healthy financial system that allows to reduce negative expectations that could result from a new financial crisis affecting the world economy. During 2012, information about the evolution of the argentine economy showed a moderate growth, in a context with a high use of productive resources, as shown by different indicators, not only the use of installed capacity but also of the labor force. After experiencing a process of economic growth above the international average and even higher than the one registered by the rest of the countries in the region, in 2012 expansion pace slowed down, in line with what was happening at a world level. While during the first three months of the year the Product expanded 5.2% compared to the same period in 2011, during the rest of the year the variation from year to year was practically null.

  The reduction in agricultural harvesting, in a context of stable international prices, and the fall in the Brazilian external demand, affected the value of exports that were reduced by 8%, from USD 89,000 million to USD 82,000 million. On the other side, imports decrease by 10% to USD 69,000, with an amount of USD 13,000 million in the balance of trade.

  Regarding financial aspects, monetary aggregates continued to go up. Long term deposits led the growth with a 50.5% annual increase while currency in circulation grew 37.8%, and transactional deposits from the private sector (current accounts and savings accounts ) increased by 33.5%.

  Loans in pesos to the private sector increased to a year-to-year 39% rate. Commercial credits` growth was related to the "Line of credits for productive investment", and to the "Line of the Bicentennial", substituting financing in foreign currency for pesos.

  During the first 11 months in 2012, the Central Bank became a net purchaser in the Free Foreign Exchange Market (MIULC) for USD 8,103 M. International reserves also grew as a consequence of an increase in deposits of financial entities in the Central Bank. Nevertheless, the effect of net purchases of the BCRA (Central Bank of the Argentine Republic) and the deposits of financial entities was compensated by payments made by the public sector to cancel the debt in foreign currency. Thus, as of the last day of December 2012, the balance of international reserves was USD 45,238 million; USD 1,138 million less than the last day in December 2011.

  In relation to the performance of fiscal accounts in 2012, total revenues (including resources such as tax, social security and property leasing among the main concepts) grew 26% annually and were about Ps. 548,000 million. On the other hand, the primary total expenditure (of the Federal Government and discretional transfer payments to the provinces, excluding the payment of interests of the debt) grew about Ps. 550,000 million, more or less a 29% annually.

  COMPANY PROFILE

MetroGAS S.A ("MetroGAS or "the Company") is the largest gas distribution company in Argentina in terms of number of customers and of delivered gas volumes. MetroGAS distributes approximately 20.4% (*) of the total natural gas supplied by the nine distribution companies licensed after the privatization of Gas del Estado in late 1992, and currently has approximately 2.2 million customers in its service area (Buenos Aires City and eleven municipalities in the south of Greater Buenos Aires), a densely populated area including major power plants and other industrial and commercial users.

During 2005, due to new rules, (see Note 8.3 to individual accounting statements), MetroGAS' Board decided to constitute MetroENERGIA S.A ("MetroENERGIA"); MetroGAS holds 95% of this corporation's share capital and its social objective is to act as a natural gas trading company and / or a gas transporting company on its own behalf, on third parties behalf or associated to third parties.

Since 1993 natural gas consumption in Argentina increased by approximately 76%. In that year consumption was approximately 21,828 MMm3 (millions of cubic meters) and it increased to 38,431 MMm3 in 2012 (**). This increase is due to natural gas low relative prices compared to other energy sources, an increased capacity of major gas pipelines and the expansion of distribution networks.

Argentina's proven gas reserves amount to 393,996 MMm3 (***), with an 9-year supply guarantee. There are 19 known sedimentary basins in the country, 10 of which are on-shore, 3 are off-shore and 6 are both on and off-shore. Production is concentrated in 5 basins: the Northwest basin; the Neuquén and Cuyo basins in central Argentina; Gulf of San Jorge and Austral basins in the south of the country. In 2012, the estimated annual production of natural gas reached 44,124 MMm3 (**) mainly coming from the Neuquén basin. Approximately 58% of all gas purchased by MetroGAS during 2012 came from the Neuquén basin and the remaining 42% from the Austral and Gulf of San Jorge basins.

(*) According to the latest available information provided by the National Gas Regulatory Authority ("ENARGAS") - November 2012.

(**) According to the latest available information provided by the Energy Secretariat- December 2012.

(***) According to the latest available information provided by the Energy Secretariat- December 2011.

Additionally, in relation to the natural gas market, the Committee of Strategic Planning and Coordination of the National Plan of Hydrocarbons Investments ("Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas ") recently issued Resolution No. 1/13, aiming at setting up an incentive scheme for excess injection of natural gas. This agreement sets forth that Excess Injection (all gas injected by producers above the Injection Base, and according to Resolution No. 1/13 by the Committee of Strategic Planning and Coordination of the National Plan of Hydrocarbons Investments) will have an Excess Price of 7.5 USD/MBTU ("The Excess Price"). If certain conditions in the said agreement are complied with, it will be in force for five years. Although the resolution mention above does not directly affect prices received by the Company, it represents a fundamental change in the incentive to natural gas producers to raise their investments in order to increase their reserves and their hydrocarbons production, consequently mainly affecting the Company`s activity in a positive way.

3. ORGANIZATIONAL STRUCTURE

MetroGAS' current organizational structure is as shown below:

4. LICENSE CONTRACT RENEGOTIATION

The Public Emergency and Exchange Regime Reform Law No. 25,561 ("Emergency Law") from January 7, 2002, affected the legal framework in force for license contracts of utility services companies.

The main provisions of the above mentioned Law that have an impact on the License duly granted to MetroGAS by the National Government and that modify express provisions of Law No. 24,076 (the "Gas Law") are the following: "pesification" of tariffs that were fixed in convertible dollars at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustments based on any foreign index, thus not allowing the application of the international index specified in the Regulatory Framework (US Producer Price Index-PPI), and the aptitude in order to renegotiate the license granted to the Company in 1992.

Furthermore, the Emergency Law established the beginning of a renegotiation process of utility contracts granted by the National Executive Power ("PEN") without detriment to the requirements that utility services companies must go on complying with all their obligations. The process began in 2002 and the Economy and Production Ministry ("EM") was entitled to carry out the renegotiation through the Committee for the Renegotiation of Contracts for Public Works and Services ("CRC"), this committee was then replaced by the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") by means of Executive Order No. 311 in 2003. The UNIREN was presided by the EM and by the Ministry of Federal Planning, Public Investment and Services ("MPFIPyS").

The Emergency Law, which was originally to be due in December 2003, was extended several times until December 31, 2013. Consequently, the terms for renegotiating licensees and public services concessions were also extended.

Although MetroGAS strictly complied with the submittance of all required information, the process of renegotiation was still delayed and the Company was not able to reach a definite consensus. Thus, MetroGAS' distribution tariffs show today the same values to 1999.

A Temporary Agreement was signed with the UNIREN on October 1, 2008, which was ratified by MetroGAS' Shareholders Assembly on October 14, 2008 and approved by the PEN on March 26, 2009 through Executive Order No. 234 (B.O. 04/14/2009). Such Temporary Agreement establishes a Transition Tariff Regime as from September 1, 2008, with a readjustment of prices and tariffs including variations in the price of gas, transportation and distribution. The amounts collected due to the increase of prices and tariffs resulting from the readjustment of distribution tariffs will have to be deposited by the Company in a specific trust fund destined to the construction of infrastructure works within the License area. As of the date of issuance of these financial statements, the Temporary Agreement was not implemented as the corresponding tariff schemes were not issued.

During the course of the year, the Company sent notes to the ENARGAS, the UNIREN and the MPFIPyS insisting on the Company's urgent need to reach a definite consensus to establish a recovery tariff to successfully conclude this legal proceeding that started in June 2010.

In this context, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose. This lawsuit was expanded on February 13, 2013, when the claimed amount was stipulated.

On November 21, 2012, the Company, as well as the rest of the other gas distributing companies, except for Litoral Gas, subscribed an Agreement Act ("Act") with the ENARGAS, which in accordance with the ENARGAS' note ENRG/SD/I 13,352 received on November 29, 2012 is in full force. In this Act a fixed amount per invoice is agreed, stating a difference by customer category. The amounts for this concept collected by the Distributing Companies shall be deposited in a trust fund created to this effect and used to carry out infrastructure works, connection works, re-potentiation, expansion and/or technological modification of the systems of gas distribution through networks, security, reliability of the service and integrity of the network, as well as maintenance and any other related expense that may be necessary to provide the gas distribution public service within the service area. On the other hand, gas distributing companies will have to have the approval of an Execution Committee to be created within the trust fund, to implement a Plan of Consolidation and Expansion Investments expressed in physical and financial terms whose guidelines shall be determined in the trust fund contract to be entered into between the Company and Nacion Fideicomisos S.A.

The amounts that gas licensees receive shall be taken as a payment on account of the tariffs adjustments stated in the License renegotiations agreements that opportunely have been duly subscribed, in the specific case of MetroGAS, the Temporary Agreement approved by Executive Order No. 234/09. MetroGAS' collection, as a consequence of implementing these new fixed amounts, would approximately amount to Ps. 190 million annually.

On November 29, 2012 the ENARGAS resolution No. 2,407/12 was published in the B.O (Official Gazette), specifying that MPFIPyS Resolution No. 2,000/05 has been complied with. As a consequence of this the ENARGAS has authorized Distribution Companies to collect the charge previously mentioned, stating that it will have to be included in the invoices in accordance with the methodology duly stipulated by the Regulatory Authority.

The Company has been invoicing this new tariff since December 3, 2012.

On December 11, 2012 the ENARGAS sent a model contract of financial trust fund and of private administration (Trust-Fund Agreement) to be subscribed by Gas Distribution Companies and Nacion Fideicomisos S.A.. The signing of the Trust-Fund Agreement was carried out on December 12, 2012.

On January 16, 2013 the Operative Manual was signed at the ENARGAS in accordance to the model that had been duly sent by the regulatory authority.

The Trust Fund Agreement and the Operative Manual stipulate the general guideless for the administration of the deposited funds. Distribution Companies will have to deposit on a monthly basis, the amounts collected from customers, together with a sworn statement that shall be submitted before the ENARGAS and the Nacioon Fideicomisos S.A.. Additionally the annual Plan of Consolidation investments and Expansion will have to be submitted to the Execution Committee for its approval. After getting such approval as well as any possible changes, and once the sworn statement is examined together with the construction progress, the Execution Committee is responsible for approving the funds' availability in order that Nacion Fideicomisos makes the corresponding payments to suppliers for and on behalf of Distributing Companies. To the same extent, it is important to point out that the trust fund agreement signed by MetroGAS contemplates the possibility to be financed by Nacion Fideicomisos S.A., only if all those improvement works that need financing had been stated in detail and if they had been approved by the Execution Committee. The said improvement works shall be financed with the Trust Fund Capital and only certain percentage of the net fixed amounts may be committed by the Distributing Company.

On February 1, 2013, MetroGAS submitted to the ENARGAS the Plan of Consolidation and Expansion Investments for its approval.

5. MEETING OF CREDITORS AND THE PARTICIPATION OF THE COMPANY

5.1 Meeting of Creditors

As a consequence of different scenarios that significantly affected the Company's ability to generate enough fund flows to satisfy payments to its suppliers and financial creditors, on June 17, 2010 MetroGAS' Board of Directors requested a Call for Creditors' Meeting which was filed before the National Court for Commercial Matters No. 26, Secretariat No.51, case record No. 056999. The Shareholders' Assembly carried out on August 2, 2010 ratified the decision taken by the Board.

Once all legal steps stipulated by the Bankruptcy Law ("LCQ") were complied with, on February 2, 2012 the Company presented a total and final reformulation of the preventive agreement proposal for unsecured creditors who are verified and declared acceptable consisting in the payment of verified or declared unsecured credits by means of releasement, swap or "dacion en pago" (giving in payment) of such credits, of two kinds of negotiable bonds (the "New Negotiable Bonds") to be due on December 31, 2018. The New Negotiable Bonds shall be in American dollars and their capital's amounts at the date of issuance shall be the following: i) a Class A equivalent to 53.2% of the amount of the verified or declared acceptable unsecured credit and ii) a Class B equivalent to 46.8% of the amount of the verified or declared acceptable unsecured credit. In the same way, within each one of the New Negotiable Bonds, two different series shall be issued in order to differentiate unsecured credits originated in previous negotiable bonds (L Series) from the rest of unsecured credits (U Series). Besides, the Company offers to pay on the date of issuance of the New Negotiable Bonds, an amount equivalent to the interest that Class A New Negotiable Bonds previously mentioned, had accrued since January 1, 2011 up to the issuing date, at a 8.875 % nominal interest rate. The New Negotiable Bonds' capital shall be totally paid off in a sole payment on its maturity date on December 31, 2018. Class A New Negotiable Bonds shall be callable in accordance to their terms and conditions since their issuance date. Class B New Negotiable Bonds shall only be taken as callable bonds in accordance to their terms and conditions as from the date of (x) the early expiration of the maturity date of Class A New Negotiable Bonds as a result of the occurrence of certain alleged noncompliance contemplated in the main terms and conditions of the New Negotiable Bonds or (y) bond holders of at least 25% of Class A New Negotiable Bonds, L Series, have made a written request to the trustee and the debtor to declare the early expiration of the maturity date of Class A New Negotiable Bonds as a result of the occurrence of certain alleged noncompliance contemplated in the main terms and conditions of the New Negotiable Bonds (any of the events described in (x) or (y), or a "Triggering Event"), provided that this Triggering Event occurs: (i) within the first year counting as from the date of issuance of the New Negotiable Bonds or (ii) on or before June 30,2014; whichever occurs later ("Deadline"). If, on or before the Deadline no Triggering Event has taken place, then Class B New Negotiable Bonds shall be paid off automatically and the Company shall have no debts related to them. Class A New Negotiable Bonds shall accrue interests over the amount of their capital in circulation at a 8.875% nominal annual rate, as from the date of their issuance up to the date of their pay-off which shall be calculated and paid in agreement with their terms and conditions. Class B New Negotiable Bonds shall only accrue interests over the amount of capital corresponding to Class B New Negotiable Bonds if a Triggering Event occurs within the Deadline and as from the moment such Triggering Event takes place. Such interests shall also be accrued at an 8.75% nominal annual rate, as from the date of the Triggering Event up to the date of their pay-off which shall be calculated and paid in agreement with their specific terms and conditions.

On May 22, 2012 the Company presented a consolidated text of the proposal analyzed with some modifications related to small changes in the stipulated dates for the occurrence of certain events (capitalization of interest and calculation of Deadline, among others) and eliminating the purchase offer that the company had to make in case of a share control change.

On September 6, 2012 the intervening court passed resolution approving the meeting of creditors of the Company and declaring it ended on the terms of the bankruptcy legislation, stipulating the constitution of a definite commission of creditors.

On January 7, 2013, MetroGAS communicated to creditors with Verified Debt the possibility to swap their debts with Negotiable Bonds at a Fixed Rate with due date in 2018 for a nominal value up to USD 318 million, within the framework of the Global Program of Issuance of MetroGAS' Negotiable Bonds for a nominal value up to USD 600 million, authorized by the Securities and Exchange Commission ("CNV") through Resolution No. 12,923 from August 19, 1999, Resolution No. 15,047 from March 31, 2005 and Resolution No. 16,318 from April 27, 2010, and within the terms of the Program prospect dated on December 4 and of the supplement of the prospect at the issuance of Negotiable Bonds dated December 26, 2012 and whose abridged versions were published in the Official Gazette of the Stock Exchange Market of Buenos Aires, on December 7, 2012 and December 26, 2012, respectively. The issuance of Negotiable Bonds was approved by Rulings of the Issuers Management of the CNV dated December 26, 2012.

As a consequence, on January 11, 2013 the Company proceeded to (i) swap existing Negotiable Bonds held by verified financial creditors or creditors declared acceptable for New Negotiable Bonds Series A-L ad B-L in the corresponding accounts available at DTC, Euroclear and /or Clearstream, and (ii) give to non-financial creditors, verified or declared acceptable, the New Negotiable Bonds Series A-U and B-U by depositing them at Banco Macro awaiting for MetroGAS' transfer orders, once the indications regarding the definite custody accounts are received from non-financial creditors. Moreover, on that very same date MetroGAS made a cash payment of the interests corresponding to Negotiable Bonds Series A-L and A-U accrued as from January 1, 2013 up to January 11, 2013, applying the option to capitalize interests accrued as from January 1, 2011 up to December 31, 2013.

On February 1st and 13, 2013 the Company confirmed in the legal proceedings files that the swap was fulfilled and that the New Negotiable Bonds were released, as well as the capitalization and payment of interests, in order to obtain the removal of all general inhibitions and the legal declaration of the accomplishment of the meeting of creditors within the terms and conditions of Section 59 in fine of the LCQ.

Meanwhile, the Company is negotiating with privileged creditors in order to have them pay off their corresponding debts.

5.2 Participation of the Company.

Resulting from the call for creditors meeting, on June 17, 2010 MetroGAS was notified of the ENARGAS Resolution No. I 1,260 that it would be under intervention for a 120-day term appointing Engineer Antonio Gomez as Interventor.

The above mentioned Resolution established that the intervention had to be in charge of supervising and controlling all regular administrative and disposal activities that may affect the normal rendering of the gas distribution public service that is subject to the License. In addition, it stipulated to perform an integral audit of MetroGAS and within the framework of the said audit, to determine and assess the value of all MetroGAS' assets transferred by the PEN through Executive Order No. 2,459/92 and those added at a later date.

MetroGAS intervention and the appointment of Eng. Antonio Gomez have been extended in different opportunities for terms of a hundred and twenty days running in the same terms and conditions as the original ones. The last extension was stipulated by the ENARGAS through Resolution No. 2,448/13 from February 1st, 2013.

6. REGULATORY FRAMEWORK

Natural gas distribution is an activity regulated by the ENARGAS. Its jurisdiction is extended to transportation, sale, storage and distribution of natural gas. Within its sphere of responsibilities, according to what is expressed in the Gas Law, the ENARGAS has to protect customers, pay attention to competition in the natural gas supply and demand and encourage long-term investments in the industry.

6.1 Unbundling of natural gas

In line with regulatory changes made in the gas sector as from 2005, the process informally denominated "natural gas unbundling" took place by which different categories of consumers (except for residential customers and small stores, as well as non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions ) had to start purchasing natural gas volumes at the point of entry into the transportation system directly from natural gas producers and/or marketeers, thus zonal distributors were limited to render natural gas transport service and /or distribution exclusively.

In addition, and during the same year, a Mechanism for Assigning Natural gas to Compressed Natural Gas ("CNG") stations was established. By means of this mechanism CNG stations get natural gas through a system of periodical assignments of gas volumes within the Electronic Gas Market ("EGM").

In this context, MetroENERGIA was conformed as a natural gas trading company in 2005, MetroENERGIA was created in order to keep the biggest number of customers as possible and count on a better tool in accordance with the new context where the Company had to perform.

MetroENERGIA, was authorized by the ENARGAS to act as a natural gas trading company and /or gas transporting company, and subscribed as agent of the EGM, MetroENERGIA has been carrying out actions since its creation which made it possible to retain most of the industrial and commercial customers duly contemplated in the "unbundling" process of the Company's area, thus being able to maintain the participation of these categories of customers within MetroGAS' sales portfolio.

6.2 Complementary Agreement with Natural Gas Producers

Resolution No. 1,070/08 by the ES was published on October 1st, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 mainly aimed at restructuring gas prices at well head, segmenting residential demand for natural gas, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

In accordance with the Complementary Agreement, ENARGAS Resolution No. I/409/08, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase of the value of natural gas at the point of entry into the transportation system was stipulated, such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/08 increases on the price of natural gas had to be fairly allocated on the different components of the users' final tariff so as to guarantee that the distributors' equation was kept unaltered after this increase; the ENARGAS made the necessary tariff adjustments, issuing as regards the Company, ENARGAS Resolution No. I/446/08 by means of which it approved a new tariff scheme reflecting the mentioned increases in force as from September 1, 2008 (as from October 1, 2008 for NCG increases) without considering the readjustment tariff of the distribution segment in this tariff scheme.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/08 was Published by means of which and based on the Complementary Agreement approved by ES Resolution No. 1,070/08, the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of this the ENARGAS issued Resolution No. I/566/08, published on the same day, approving the new tariff scheme to be applied reflecting those new increased prices for natural gas. It is worth pointing out that this last Resolution coexists with ENARGAS Resolution No. 2,407/12 previously mentioned in sub-paragraph 4 ("License Contract Renegotiation").

6.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007; the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by the Ministry of Federal Planning, Public Investment and Services (MPFIPyS) created the above mentioned Total Energy Plan which was then ruled by different resolutions that enlarged it and extended its enforcement.

The Total Energy Plan includes a propane-air provision plan under the responsibility of ENARSA. In connection to this last issue, ENARGAS Resolution No. I/831/09 was published on August 20, 2009 by means of which new specifications were set for synthetic natural gas to be injected into the system of distribution. The plant that injects gas (propane-air) into MetroGAS' system of distribution, which is operated by ENARSA, is still running at present. MetroGAS is responsible for controlling that all quality measures, which are required by the ENARGAS to ensure a safe operation, are met at all times.

In the same way, through ES Resolution No. 24/08, modified by ES Resolutions No.1,031/08 and 695/09, the government launched a program called "Gas Plus" in 2008 to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall neither be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it cannot be exported and its price has to cover associated costs and generate a reasonable profitability.

6.4 Trust Fund

At the date of issuance of these financial statements, MetroGAS is compelled to invoice, collect and settle three specific charges, allocated differently, the Company carries this out on behalf and order of Nacion Fideicomisos S.A. as trustee of three different trust fund contracts.

The so called specific charge I (ruled by PEN Executive Order No. 180/04 and related regulations) and the specific charge II (ruled by Law No. 26,095 and related regulations) are covered by the whole pool of users of the natural gas service different from the residential segment and are intended for paying infrastructure works for the expansion of the natural gas system of transportation.

Meanwhile, specific charge III (ruled by PEN Executive Order No. 2,067/08 and related regulations, then included in Law No. 26,095 as stipulated by Law No.26,784 of the 2013 Budget for the National Administration) is covered by the same customers that pay the previous charges, including in this case the majority of subcategories of residential users, being intended for paying the import of additional natural gas volumes that may be necessary to meet the residential demand.

It is important to point out that none of these three specific charges invoiced and collected by MetroGAS are incorporated to the Company`s assets. On the contrary, one received, the Company is compelled to deposit them into the trust fund accounts duly designated by the Trustee, thus ending MetroGAS actions to this respect.

6.5 Municipal rates

The regulatory framework in force and duly applicable to gas distribution contemplates the reallocation on tariffs of all new taxes or levies or rate increases, as well as and, under certain conditions, the free use of public space concerning the laying of natural gas pipelines.

As of the date of issuance of these financial statements, the Company has not been able to reallocate on tariffs the payments made to different municipalities of the Province of Buenos Aires and to the Autonomous City of Buenos Aires for these concepts. The total aggregate amount as of the date of issuance of this annual report amounted to Ps. 164,291 thousand.

6.6 Regulatory Authority

The ENARGAS intervention originally stipulated by Executive Order No. 571/07 for a term of 180 days running was extended for equal periods; the last one being through Executive Order No. 2,686/12 from December 27, 2012.

7. CORPORATE GOVERNANCE

MetroGAS complies with good practices of corporate governance, respecting principles such as total and full information, transparency, efficiency, protection of the investment parties, equal treatment among investors and protection of the stability of the entities and financial brokers.

Within the Company's Board of Directors, MetroGAS has an Audit Committee, composed of three independent Directors, thus the Company complies with local and international provisions in force related to this matter. The Board approved, among other measures related to the Corporate Governance, the Conduct Code, the Fraud and Dishonest Practices Policy and the channel of anonymous complaints.

7.1 Authorities

At MetroGAS' Shareholders Meeting and Board Meeting, on June 24 and 26, 2012, respectively, Mr. Juan Carlos Fronza was appointed Company President, being an independent member. Mr. Carlos Emilio Rogelio Messi was appointed 1st. Vice-president and Mr. Pablo Manuel Vera Pinto 2nd Vice-president of the Company.

7.2 Decision Making and Internal Control System

The Company encourages delegation of authority, thus allowing quick and efficient replies to every activity, at the same time there is a clear and explicit definition of the scopes of such delegation by setting limits of approval implemented in a systematized way, which minimize risks.

Furthermore, MetroGAS has an Internal Audit area whose mission is to guarantee the Board of Directors, the Audit Committee, the Directorate Committee and the managerial level of the Company that there are effective and efficient processes of internal control to identify and handle the business' risks.

The existence of standardized processes, administrative proceedings, fluid communications, regular issues of reports on management planning and control, performance assessments, within the framework of policies set by the Directorate Committee, consolidate the internal control system, give reasonable certainty of achieving objectives, provide reliable financial information and ensure the compliance of regulations in force.

7.3 Sarbanes-Oxley Law

MetroGAS is registered in the New York Stock Exchange and is compelled by requirements from the Securities and Exchange Commission ("SEC"). For this reason, the Sarbanes-Oxley Law is applicable to the Company's procedures. This Law, which was passed aiming at providing reasonable reliability for accounting and financial information, requires the CEO and the Director of Administration and Finance to sign an annual certification, where they state, among other things, that they are responsible for establishing, keeping and monitoring an appropriate internal control structure, making an annual report on the effectiveness of this internal control when issuing financial statements.

MetroGAS has already complied with the sections of this law applicable as from fiscal year ended on December 31, 2002 as well as with the provisions regarding management opinion about internal control as from the issuing of financial statements ended on December 31, 2007.

In order to comply with all requirements stated by this Law on due date, MetroGAS has conformed a working team with personnel from the administration and finance area, from the legal area and from the internal audit one, also counting on a high cooperation from those people responsible for processes of all the Company's areas. Moreover, the Company has hired the services of consulting firms to assist in the assessment of control and implementation of improvements.

This process is focused on the assessment of internal controls over the issuing of accounting information. As of this date, MetroGAS has performed the survey and documentation of processes, risks and controls, the assessment of the design and operation of controls and has implemented many remedy plans. During the next fiscal year MetroGAS is going to continue with the survey and documentation of new processes or of processes that have been changed, the assessment of the design of those processes' controls, operation tests of controls and the implementation of remedy actions over all weaknesses found.

7.4 Internal Audit

At the request of the Audit Committee, an independent assessment of MetroGAS' "Quality Assurance" (quality of the Internal Auditing function) was carried out; this assessment considered international standards set forth by the Institute of Internal Auditors ("IIA") and the best practices of Corporate Governance.

The President of the Audit Committee had an active participation in planning the assessment, monitoring all tasks performed and discussing observations and conclusions received.

The main objectives of this quality assurance were focused, among others, on the following aspects:

  To assess the fulfillment of international standards, set forth by the IIA for a professional practice of the Internal Auditing function;
  To assess the efficiency of Internal Auditing to fulfill its mission, and to identify improvement opportunities in its working and managing processes, as well as its value for MetroGAS;
  To assess the integration of all activities of Internal Auditing in the process of conforming to the best practices of Corporate Governance;
  To verify if the methodologies, tools and techniques applied by Internal Auditing are the proper ones;
  To determine if the activity of Internal Auditing adds some value and enhances the organization's operations;
  To observe if the Internal Audit Directorate has an effective policy as regards people.

Tasks related to an independent opinion about quality assurance of Internal Auditing were fulfilled, including among these, the following: interviews to staff members of Internal Auditing, revision of the policy of Internal Auditing, assessment of the procedures for arranging, administering and controlling the fulfillment of the plan of Internal Auditing, analysis of the work methodology, revision of a representative amount of reports and work papers related to the activity performed by Internal Auditing. Furthermore, all tasks that were duly considered necessary to carry out assessments according to what was stipulated by the IIA were performed.

The independent report was submitted to the Audit Committee. Its conclusion was that the activity of Internal Auditing specifically and generally complies with attribute standards, performance standards, and has policies and procedures in compliance with international standards. The Audit Committee agrees to this conclusion.

7.5 Policy of Compensation to the Board of Directors and to Managerial Staff

Compensation to the Board of Directors is fixed by the Ordinary Meeting of Shareholders.

Compensation to the CEO and to Executive Directors who report to him is fixed by the Compensation Committee conformed by independent Non-Executive Directors and members of the Board who are designated for majority shareholders.

As of December 31, 2012, the compensation policy for managerial staff consists of a monthly fixed payment and a variable payment based on the fulfillment of objectives fixed on annual basis. The compensation policy neither provides for option plans over the Company's shares nor for long-term incentives.

8. DESCRIPTION OF OPERATIONS

8.1. Commercial Policy, Company Financial and Investment Planning

According to the economic context and provisions issued by the National Government which include the modification of the standards of MetroGAS' Regulatory Framework, and its meeting of creditors, MetroGAS decides as long as it is financially viable, to focus its efforts on ensuring the business continuity, keeping the quality and reliability of all gas supply, complying with the License's basic rules, and finally based on the results of the renegotiation of the License Agreement, MetroGAS is going to define its new strategy towards the future and matters such as company planning, commercial policy and development of the investment plan.

8.2. Gas purchase and transportation

In order to satisfy natural gas supply needs, the Company operates with the following suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy, and other producers from Tierra del Fuego, Neuquén and Santa Cruz.

On June 14, 2007 Resolution No. 599/07 from the Energy Secretariat was published in the Official Gazette thus giving official approval to the "2007-2011 Agreement with Natural Gas Producers", afterwards being ratified by specific natural gas producers; as a result the enforcement of such Agreement was a fact. Basically, The 2007-2011 Agreement stipulates: i) volumes to be injected at points of entry into the transportation system by natural gas producers for residential and commercial users, industries, power plants and CNG stations up to December 31, 2011 (although with different contractual terms according to user's segment), ii) parameters for graduated and particular adjustment of prices according to users' segments, and iii) mechanisms to redirect and additionally inject natural gas in order to meet the demand of the domestic market, in case it were necessary and in the face of supply shortage. In virtue of 2007-2011 Agreement, natural gas producers and distributors had to celebrate natural gas bargain and sale agreements in accordance to what is stipulated in such agreement. Appropriately, the Company has not entered into any of these agreements because, to the best of its knowledge, all offers to enter into agreements received from natural gas producers would not respect the terms of the 2007-2011 Agreement and besides, regarding contemplated volumes, would not allow MetroGAS to ensure natural gas supply to its uninterruptible customers.

As from 1 August, 2007, on the basis of what was stipulated in the 2007-2011 Agreement and in virtue of different notes from the Undersecretariat of Fuels and of Letters from the EGM, all volumes fixed under such Agreement were put in force as supply arrangements, every time no agreements are entered into with producers.

On September 19, 2008 the ES subscribed with natural gas producers the Complementary Agreement with Natural Gas Producers (Resolution No. 1,070) where prices at well head and segmentation of residential natural gas demand are restructured, serving as a complement to the Agreement approved by Resolution No. 599/07. The enforcement of such Agreement was as from September 1, 2008, except for CNG which was applied as from October 1, 2008.

Additionally, on December 16, 2008 the ES issued Resolution No. 1,417/08 stipulating new basin prices, applicable as from November 1, 2008.

Finally, in relation to the natural gas market, the Committee of Strategic Planning and Coordination of the National Plan of Hydrocarbons Investments ("Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas ") recently issued Resolution No. 1/13, aiming at setting up an incentive scheme for excess injection of natural gas. This agreement sets forth that Excess Injection (all gas injected by producers above the Injection Base, and according to Resolution No. 1/13 by the Committee of Strategic Planning and Coordination of the National Plan of Hydrocarbons Investments) will have an Excess Price of 7.5 USD/MBTU ("The Excess Price"). If certain conditions in the said agreement are complied with, it will be in force for five years. Although the resolution mention above does not directly affect prices received by the Company, it represents a fundamental change in the incentive to natural gas producers to raise their investments in order to increase their reserves and their hydrocarbons production, consequently mainly affecting the Company`s activity in a positive way.

Due to the fact that MetroGAS considered that volumes, injection basins and transportation routes stipulated under the 2007-2011 Agreement would not allow meeting the demand from uninterruptible customers, the Company has presented this issue to the ENARGAS, the Energy Secretariat and the Undersecretariat of Fuels aiming at setting forth such situation and requesting a solution.

As from August 2008 a propane/air injection plant ("PIPA") was connected to MetroGAS' network allowing the injection of an additional volume of 1.5 MMm3/day equivalents to natural gas, if it is required by winter's demand. During 2009, the "PIPA" only operated injecting trial volumes to the system of distribution. During 2010, the PIPA injected a volume of 32.3 MMm3, in 2011 a volume of 31.8 MMm3 and in 2012 a volume of 19.7 MMm3.

On October 4, 2010, the Resolution through which the Procedure for Gas Applications, Confirmations and Controls is approved, was published in the Official Gazette. As from the enforcement of the said procedure on October 1, 2010, MetroGAS has had, on a daily basis, the total volume of natural gas that is necessary to supply the uninterruptible demand.

On January 5, 2012 ES Resolution No. 172/12 was published in the B.O. by means of which the effects of ES Resolution No. 599/7 were extended as regards natural gas volumes allocations by transportation routes and basins according to the different categories of customers until new regulations are set to this regard.

On March 8, 2012 ES Resolution No.55/2012 was published; it approved the third extension of the Natural Gas Producers Agreement and it stipulated that a specific treatment will have to be considered for those who have not subscribed to such extension in order to exempt them from getting increases originated by ES Resolutions No. 1,070/2008 and No. 1,417/ 2008. On March 23, 2012 ENARGAS Resolution No. 2,087/12 was published stipulating the mechanism of natural gas allocation regarding non-subscribing producers to residential segments and small stores without increases under the mentioned resolutions from 2008, besides stating that distributing companies will directly have to send to the Fund for Compensation for liquefied Natural Gas, constituted within the framework of these regulations, some amounts collected from their customers regarding natural gas.

As of December 31, 2012, firm transportation capacity contracted up to the City Gate of MetroGAS' service area amounts to 24.61 MMm3/day. To recover heat value, after obtaining by-products, there is 0.41 MMm3/day of firm transportation capacity contracted up to Bahía Blanca. Besides, there is 0.55 MMm3/day of firm transportation capacity contracted from Tierra del Fuego up to Santa Cruz.

On July 2012, the ENARGAS granted 174,343 m3 of firm transportation to MetroGAS in force as from May 1, 2013 up to April 30, 2014, from Neuquent-GBA route; and 233,333 m3 of firm transportation to MetroGAS in force as from May 1, 2014 up to April 30, 2017 of the same route. This was the result of an irrevocable offer submitted to Transportadora de Gas del Sur (TGS) by MetroGAS during the capacity open bid No. 01/2012. Besides, the rest of the contracts of TGN are extended for 2,540,000 m3/day up to April 30, 2017.

8.3 Customers and Market

The Company's sales are highly influenced by Argentina's weather conditions. Demands for natural gas and as a result, MetroGAS' sales, are considerably higher during winter time (May to September) due to volumes of gas sold and the tariffs mix that affects sales profits and net margin.

A summary of the Consolidated Income Statements for fiscal years ended on December 31, 2012 and 2011 is included below in order to reflect MetroGAS' seasonal variation of sales and its level of annual profitability.
	2012 (thousands of pesos)
	For the quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Net sales	256,581	312,647	376,123	264,168	1,209,519
Gross Profits	75,626	71,067	103,338	36,536	286,567
(Loss) Gain Operating Income	(3,333)	(27,560)	8,083	(68,644)	(91,454)
(Loss) Income before income tax	(22,385)	(53,577)	(33,952)	(119,625)	(229,539)
Net (loss)	(15,060)	(34,805)	(22,590)	(70,350)	(142,805)

	2011 (thousands of pesos)
	For quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Net sales	231,578	312,777	359,389	257,430	1,161,174
Gross profits	54,912	97,096	99,284	51,476	302,768
(Loss) Gain Operating income	(13,981)	21,039	16,413	(32,506)	(9,035)
Income (Loss) before income tax	(33,152)	15,651	10,462	(57,331)	(64,370)
Net (Loss) Income	(23,524)	11,841	8,076	(57,447)	(61,054)

As mentioned above, MetroGAS provides distribution service to approximately 2.2 million customers within its service area, approximately 62% of which are in the Autonomous City of Buenos Aires.

Sales to residential customers during 2012 and 2011 totaled 25.4% and 24.3%, of sales volume, respectively, and approximately 46.2% and 46.4% of net sales.

Gas volumes delivered to residential customers increased 3.8%, from Ps. 538,445 thousand to Ps. 559,050 thousand during fiscal year ended on December 31, 2011 and 2012, respectively, mainly due to a 2.8% increase in gas volumes delivered during fiscal year ended on December 31, 2012 compared to the previous fiscal year.

MetroGAS strongly depends on its sales to electric power plants to maintain a high utilization of its firm transportation capacity (Load Factor), especially during warmer months, when residential consumption is reduced. Among its customers MetroGAS has electric power plants with 32% of the total thermal power generated in the country's wholesale electricity market.

Since 1993 electric power plants have implemented an investment program that involved the replacement of their generating units by new technologies called "combined cycles", which imply a much lower generation cost. The following combined-cycle plants have been operating within MetroGAS' service area: Central Térmica Buenos Aires, since 1995, Central Costanera, since 1999, Central Puerto, since 1999 and Central Dock Sud since 2001. Moreover, MetroGAS provides transportation to the marketeer that renders such service to AES Paraná, which launched its combined-cycle plant into the market in 2001, thus improving the utilization of its transportation capacity.

In 2009 many new generators such as the thermo-electrical plants with combined cycles from General Belgrano, General San Martín and Modesto Maranzana were incorporated to the Interconnected Electrical System.

The strong increase in the demand for electricity which started in 2003, continued during 2012. This fact, together with a higher price of alternative fuels, led to a big dispatch from the pool of thermal generation plants of MetroGAS' area, not only of combined-cycles but also of open-cycled steam turbines.

Sales of the transportation and distribution service to electric power plants accounted for 44.0 % and 44.2% of delivered gas volume in 2012 and 2011, respectively.

Gas sales and sales of the transportation and distribution service to industrial and commercial customers and to public entities accounted for approximately 15.6% and 15.8% of the Company's sales volume in 2012 and 2011 respectively.

During 2012 all supply contracts with industrial customers, which expired during that same year, were renewed. According to preventive measures taken in the face of winter 2012, the policy developed in 2007 was still continued. This policy includes options that allow a more operational flexibility in the face of potential supply difficulties, extending this concept to all contracts to be renewed during that year.

In line with the objectives set for this year, and regardless of existing external conditions that affect MetroGAS'operations, the Company has been able to continue in good terms with big industrial customers as well as in the market of Small and Medium sized Companies ("PYMES") and of commercial customers. Natural gas demand for these clients' segments was maintained as a result of general market conditions.

The CNG market represented approximately 6.7% of the Company's sales volume during 2012 and 2011, respectively.

During 2012 deregulation of gas purchase for CNG stations continued according to the modification introduced by ES Resolution No. 275/06 (complementary to Resolution No. 2,020/05). To this regard, through MetroENERGIA, it was possible to continue with the agreements with many natural gas producers for administering their sales commitments in this segment.

    Operation of the distribution system

The freezing of MetroGAS' tariffs since the economic crisis from the fiscal year 2001, has still been strongly conditioning the Company's operating activities; for this reason, the Company, as a technical operator, has continued managing its resources in order to prioritize the distribution system's security. If this context continued all improvements that have to be made on essential assets and the maintenance, reparation or replacement of those essential assets that have already ended their useful life, could be compromised.

Just like during 2002, MetroGAS was forced to keep on suspending investments on expansions of the distribution system (K factor works), only making those necessary investments to incorporate customers to existing networks. During 2012, approximately 13,700 new services were installed (decreasing by 9% compared to 2011). As regards works financed by third parties, the Company controlled the construction of 106 Km of distribution networks layout in polyethylene media pressure that were not supplied for natural gas network.

Moreover MetroGAS has implemented the assets soundness project which is currently operative and whose planning and follow-up is carried out by means of an annual plan. This methodology's main objective is to secure a systematic management of critical tangible assets corresponding to gas distribution and risks associated to them along the whole cycle of their useful life.

Within the assets integrity program the Company continues to assess the 22 bar pressure system as a consequence of certain incidents that took place in 2007 and 2009, the result of these evaluations of the mentioned pressure system, defining from that results, a strategy for which will make it possible, for the next three to five years a) to reestablish the operating pressure of the 22 bar system, pressure that in some of its parts that had been reduced between a 15% and a 20% as a preventive measure, b) to solve and replace the necessary parts recommended in the assessment and c) to continue with confirming evaluations for the rest of the system.

Based on risk models previously mentioned, MetroGAS planned and implemented the replacement of 20 Km of low-pressure mains with their associated services.

Aiming at improving the Company's low-pressure system operation, through a quicker and stricter control of supply pressures, MetroGAS implements the "Tele-control of Profiling Units in Regulating Stations". In this way 80% of the total of the pressure regulating stations of the Company's low-pressure system has telecontrol profiling units to control pressure and besides counts on 64 extreme points with telemeasurement.

Moreover and complying with the new regulation issued by the ENARGAS for gas transmission lines (Part O NAG 100), MetroGAS completed the basic inspection of 20%, according to the required in that regulation, of the transmission lines, giving priority according to risks implied, which involved a series of preventive maintenance activities such as: replacement type DCVG (Direct Current Voltage Gradient) and CIS (Close Interval Survey) and a direct inspection of the mains.

Regarding corrective maintenance of the system, approximately 10,500 residential services have been replaced, among other actions intended for short-term maintenance of the distribution system.

The emergency call center registered an annual volume of approximately 53,200 claims, mainly about gas leaks, from which about 5,000 were classified by the Company as high priority. 98% of these claims were taken care of within one hour of the call being received, thus improving the ENARGAS' indicator that compels the Company to take care of 95% of high priority calls within an hour of the call being received.

8.5 Capital Investment

Regarding the mentioned before, the Company has optimized its capital investments, reducing them to levels that are compatible with the business continuity and the supply of a safe service in a short term. Detailed information on this issue is found in Exhibit "A" of these financial statements.

The total accumulated amount of investments made by MetroGAS during twenty one years of being operating in the market amounts to approximately USD 735 million.

    Customer care and Services

During 2012 activities were focused on reinforcing customer care service at Commercial Offices and through the Call Center ("CAT"), and the rest of the operations sectors since new requirements about invoicing and collection process from Decree No. 2,067/08.

Additionally during 2011, the ENARGAS issued resolutions that modified the charge value stipulated by Executive order No. 2,067, created in 2008, and ruled its enforcement, reaching without exception all categories of tariffs, including customers such as R1, P1, P2, GNC and Electrical Plants too, thus creating an exception scheme and implementing a process of declining the subsidy granted by the National Government.

Enforcing these resolutions generated different additional tasks, as follows:

  The updating of Commercial Systems in charge of invoicing and collection.

  The identification of residential customers in specific geographical areas previously stipulated by the regulatory entity, that is to say: Country residential Communities, Gated Communities, Country Clubs and Farm Clubs, that are going to be invoiced the said charge, as from consumptions registered on January 1, 2012, consolidated with the rest of the service suppliers in the concession areas of MetroGAS, EDESUR; EDENOR and AYSA.

  Development of a system to include those customers who submitted a sworn statement where they could choose to keep or decline the subsidy.

Also, it encourages important impacts in main statics, as follows:

  A 36% increase in the number of customers assisted at the Commercial Offices compared to the previous year.

  A 31% increase of claims received compared to the previous year.

  A 15% increase of calls received and answered by the operator compared to the previous year.

To mitigate these impacts it was decided to strengthen posts in commercial offices, the Call Center and sectors of the Operation areas.

As from October 2012, the Company renewed the contract with "Pago Fàcil" (collection services agent) for collecting invoices, after the decision taken in November 2011 to terminate this contract and which consequently led to an increase in the number of customers going to commercial offices to pay their invoices and therefore in the number of registered transactions.

Since this experience, it was decided to strengthen posts in commercial offices' cashiers and to start negotiations with two new collecting agent; process which is in its implementation stage.

During fiscal year 2011, it would decide the reallocation of the Commercial Office in Belgrano so as to reduce rental expenses. This new office was opened on May 28, 2011.

On October 2012 the second stage of the project that contemplates new web developments and the setting up of self-service consulting terminals ("kioscos") at Commercial Offices was approved; meanwhile the Company continued with the first stage approved in August 2011 that allows the customer to get a copy of the last period invoice at MetroGAS' Web Site.

All these measures shall make it possible to incorporate new functions on the web in order to go on increasing the number of customers who make transactions on line, widening the rendering of the services that already has a platform. Among these transactions the customer shall be able to:

  create a web user, so as to access new personalized services.
  subscribe to alerts such as notifications regarding new consumption invoices, total amount to be paid and due date.
  visualize his consumption history in a more friendly way.
  update his accounts' information (f.e. an alternative phone number, e-mail address, contact).
  upload his gas meter reading.

Regarding the functionality of the "kioscos", they consist in the implementation self-service consulting terminals at Commercial Offices, aiming at speeding up commercial procedures optimizing the customers flow that show up at these offices. It also aims at computerizing certain transactions, such as:

  printing of a "payment receipt", which will have information similar to the one in the invoice but in a smaller format.
  access to general information such as the different requirements for paper work, location and schedule of our Commercial Offices, etc.

8.7 Human Resources

Company headcount as of December 31, 2012 totals 1,148 employees, from which 4 of them belong to MetroENERGIA.

During 2012, as happens in other economic sectors, MetroGAS implemented an extraordinary payment to all the personnel of Ps. 2,500 in January, Ps. 300 in October and November and granted an average increase of 25% to all bargaining or non-bargaining unit personnel (excluding directors). This increase was paid in stages during April, July, August and December.

Regarding health plans significant efforts were made to maintain medical service costs without deteriorating the level of professional service. The Company continued with the health plan called "Bienestar" focusing on 4 main issues of healthy diet, physical activity, handling of emotions and prevention of accidents - illnesses -addictions. Regarding these issues, there were some lectures about the mentioned topics, assistance to employees at specialists' offices, notifications to the personnel and preventive health checkups. The Company continued encouraging sports activities to lead a healthy life; that is why, it not only provides its employees with an institutional gymnasium, but also medical advice and physical training with qualified professionals to participate in sports activities. In fact, some Company personnel were encouraged for taking part in a solidarity marathon.

During the last quearter of 2012, the Ministry of Health of the Nation give us a "free of smoking" certificate for MetroGAS'central building.

Within the tasks performed by the Human Resources Development Management, the Program of Technical Competences, as regards training for the Operations Directorate personnel, was focused on updating core issues defined by the corresponding areas. In this way, there were numerous seminars on Electrical Risk, Negotiations for supplies, Code Asme 31,8 B and Pressure Regulation Control Valves. Moreover, personnel from the operations areas were trained in the latest techniques and devices for customers' Internal Installations, getting the collaboration of local industry suppliers.

In addition, the Company paid much attention to technology and assigned resources to attend seminars specialized in it to all professionals from the Company's IT department in order to keep their knowledge updated in contents that are a priority for the development and maintenance of IT systems.

In the same way, the area generated a Program of Educational Campaigns on Security with distribution of materials, short drillings, ad hoc workshops and visits to operation plants to reinforce information dissemination and verify the impact of initiatives among the personnel. Thematic contents were addressed to prevent Bumps and Falls, to Vehicle driving, Ergonomic Risks and Work involving Underground Wires and Electrical Risk while performing Anticorrosive Protection tasks and tasks with Meters.

On the other hand, the Company selected contents and organized both assessments tools to test knowledge and practices for the members of the Technical Commercial Brigades of services contractors.

The majority of the educational material design was made by incorporating low-cost specialized software to deliver courses in different areas of the business.

The Technical Training Center in Lavallol kept collaborating with the community in the delivery of courses on practices regarding Fire Fighting to the Federal Police Fire Brigade, Volunteer Firemen from the distribution areas, internal prevention brigades from other private companies and to the "Instituto Argentino de Seguridad" (Argentine Security Institute). At the same time, as a result of being in touch with suppliers it was possible to make progress on the installation of a collective ventilation pipe to perform training practices.

The Company tried to continue incorporating technical personnel so as to strengthen the different areas of work on the distribution network. In this way, the Employment Management Department took care of different requests to cover vacancies, mainly those related to support operative processes, information systems and commercial tasks for the fulfillment of regulatory guidelines. The number of personnel searches undertaken resulted in incorporating 142 people including long-term contracts and temporary ones.

The Professionals Program that started in 2010 was ended, during this program it was possible to carry out three meetings with high involvement of the attending staff and there were many focalized internships for personnel from the Commercial Management of Residential Customers, with massive attendance to the operations area where they had access to information of shared utilization to keep rendering services to customers.

By the end of the year the tools to assess performance and potential were distributed. As regards potential, and taking into account the special conditions of the line of business, the Company restarted the Replacement Chart Analysis for staff from managerial departments involved in the maintenance and rendering of the services of the Company.

8.8 Health, Safety and Environment

During 2012, the Human Resources and Operations Directorates, together with the Security, Health and Environment Management, started to outline guidelines to assess the Security Program based on Behavior ("Programa de Seguridad basado en Comportamientos"), in order to update it based on the definition of new objectives.

Moreover and by means of the previously mentioned program, MetroGAS continues to implement measures to prevent accidents based on observations received.

As regards the Management System of Security, Health and Environment certified under ISO standards 14001:2004 and OHSAS 18001:2007, some activities were carried out aimed at continuing with the implementation of the Management System by means of internal audits. As a result of a high level of compliance, it was possible to obtain the recertification of the said standards for the next year with a three-year duration period.

In this way MetroGAS not only reasserts its commitment with the Security, Health and Environment Policy but also a solid and consistent management as regards Health, Security and Environment focused on an ongoing improvement.

Additionally, Galeno ART (an Occupational Risk insurer), has carried out some building inspections and detailed analysis related to the security of its insured companies, revalidating MetroGAS classification as Level 4, being this the highest performance level that a company may reach as regards prevention of accidents.

8.9 Institutional Relationship

The Company maintained its communicational strategy focusing on the media, which aims to reaffirm a good image from the public opinion of MetroGAS. The effectiveness of this strategy was measured by means of a survey to determine the impact on public opinion as a result of MetroGAS' media exposure, which was performed by CIO, Market and Media Research. This survey determined that, over a total number of press releases that the Company registered during the year, the negative ones decreased by nearly 2% compared to 2011.

On the other hand, the results of the public opinion survey performed by "Carlos Fara & Asociados" were more than promising to the extent that MetroGAS continues being the Company with the best positive image (79%) and is among the ones who best assists its customers, not only at its commercial offices (95%) but also at its call centers (89%).

Regardless of the fact that during 2012 the Public Affairs Management focused on the media, they never neglected government relationships basically focused on executives from municipalities corresponding to MetroGAS' service area, whereas institutional relationships revolved mainly around the Gas Distributors Society (ADIGAS), the Professional Committee of Public Relations of the Argentine Republic, the IDEA Colloquium, the Argentine Institute of Petroleum and Gas ("IAPG") and the think tanks and leaders training such as the "Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento" ("CIPPEC"-Implementation Center of Public Policies for Equity and Growth) and the "Red de Acción Política" ("RAP" Political Action Network)

8.10 Community Service Activities

During 2012, MetroGAS continued having an active presence in the community by means of "Fundación MetroGAS" and the Corporate Volunteer Program.

Community relationships were channeled through security training programs for the "Bomberos Voluntarios" (Volunteer Firemen) from San Vicente, the Federal Superintendence of Firemen from the Argentine Federal Police and the Metropolitan Police force. These activities were complemented by prevention campaigns of monoxide related accidents that were carried out together with the ENARGAS and Municipalities from Esteban Echeverria and San Vicente and by the workshop addressed to physicians from the "Hospital de Niños Ricardo Gutierrez" (Children`s Hospital), organized together with the Toxicology Service area of the said hospital and the Accidents Division of the Federal Superintendence of Firemen. Regarding the Support Program to the technical school, there were some activities during this year that were carried out at Technical Schools No. 9 "Ing. Luis Huergo", No. 11" Manuel Belgrano", No. 11"Fray Luis Beltran", No. 32 " General San Martín" and No. 33 "Fundación Maestranza El Plumerillo", and besides it sponsored the 2nd "Feria de Ciencias de TecnoSalud del GCBA" (Techno -Health Science Fair of the Government of the City of Buenos Aires). Moreover, the Company collaborated on the extension of the facilities belonging to the Therapeutic Orchard of the Psychopathology Service of the "Hospital de Pediatrìa Pedro de Elizalde" where children with severe behavior problems go to get the right treatment. The volunteer Program also included the children's Football School under the supervision of priest Juan Gabriel Arias at the church "Natividad de Marìa" aiming at integrating kids from squatter settlements and shanty towns in the church's neighborhood which is close to the Company`s headquarters. MetroGAS also collaborated together with the Secretariat of Culture of the City of Buenos Aires on the historical recreation of San Martin de Tours Procession.

Fundación MetroGAS is still in charge of the gas supply and maintenance of the votive flame from Manuel Belgrano's mausoleum at the "Convento de Santo Domingo" (Convent of Santo Domingo) as part of the Local Settlement Program, which includes a place dedicated to Petrona C. de Gandulfo at the "Muestra de Patrimonio Histórico Industrial" (Exhibition of Industrial Heritage) from Barracas, La Boca and Avellaneda, located in the cellars of the "Santa Felicitas" School. This place, together with the studio of the artist Marino Santa María, on Lanín Passage, and its annex located at the "Edificio Central Park" from Barracas, took part in the 9th series of "La Noche de los Museos" (The night of the Museums) organized by the Ministry of Culture and Tourism of the Government of the Autonomous City of Buenos Aires. Moreover, regarding the "Proyecto de Recuperación de la Memoria de la Industria del Gas" (the Project on recalling the memory of gas industrial assets), "Fundación MetroGAS" went on publishing, on a monthly basis, stories and tales related to the industry in the magazine called "Todo es Historia", in MetroGAS' blog and in the Company's notice boards under the headline "Gas Argentino, Su historia y su gente". In the same way, and as part of joint work that the Company has been doing with the GACBA (Government of the Autonomous City of Buenos Aires), they covered for the publishing expenses of all material related to the activities of the "Dirección General de Patrimonio e Instituto Histórico" (General Directorate of Heritage and Historical Institute) and sponsored the 2012 series of the "Festival de Tango de la República de La Boca" (Tango festivals)

Support to MetroGAS' Volunteers was focused on social activities carried out together with the Volunteer Service "Damas Rosadas" at Maternidad Sardá. An important amount of wool was donated to knit small blankets that are given as new born babies' layette at the said Hospital.

9. DIVIDEND POLICY

In the past, subject to the Company's results and other relevant factors, the Board of Directors of MetroGAS recommended to pay dividends, during the last quarter of each year on a temporary basis, and in case of the Ordinary Shareholder's Meeting, to pay the final dividend, within the limits set by the Argentine Corporations Law and considering all restrictions established in the debt issue prospectus.

As from fiscal year 2002, and up to this date, the Company has maintained unappropriated accumulated deficit. For this reason, as from that moment on, there has been no distribution of dividends, and in the future, it shall not be possible to distribute them unless all losses from previous fiscal years are covered, in compliance with what is stipulated by the Argentine Corporations Law.

10. COMMON STOCK STRUCTURE

Common Stock as of December 31, 2012 is composed of 569,171,208 common shares classified in three different categories; Class "A", "B" and "C", each having a one peso par value and entitled to one vote per share.

Classes of shares	subscribed, registered and paid-in Thousands of Ps.
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of December 31, 2012	569,171

The total number of Class "A" shares, representing 51% of the Company's Common Stock is owned by Gas Argentino, and their transferability is subject to the approval of the regulatory authority.

Class "B" shares represent 39% of the Common Stock. Of such percentage, 19% has been owned by Gas Argentino since the privatization process. The remaining 20% was sold at public offering and is owned by approximately 1,150 investors.

Class "C" shares which represent 10% of the Common Stock, were assigned during the privatization process to the Employee Stock Ownership Plan (-PPP-Programa de Propiedad Participada); the beneficiaries were employees from Gas Del Estado transferred to MetroGAS who continued working for the Company up to July 31, 1993, and who chose to participate in the above mentioned plan.

On November 2, 1994, through Resolution No. 10,706 the CNVauthorized the Company to sell at public offer all shares of company common stock up to that date; in the same way, ADSs were issued in the United States of North America and they were registered at the Securities and Exchange Commission ("SEC"). The Company quotes shares on the Buenos Aires Stock Exchange ("BCBA") and ADSs on the New York Stock Exchange ("NYSE"). Dated on June 17, 2010, the SEC communicated the immediate suspension of MetroGAS' ADSs quote as a consequence of the Company`s call for creditors meeting on that same date.

On June 3, 2011, "YPF Inversora Energetica S.A." notified the Company that the former had entered into a Share Purchase Option Agreement with "BG Inversiones Argentinas S.A.". By means of this option, "BG Inversiones Argentina" granted YPF Inversora Energetica the option to purchase the whole of Gas Argentino Class A shares. This Purchase Option that could be exercised by "YPF Inversora Energetica S.A." up to August 31, 2011, was extended by its exclusive decision until October 5, 2011 and then again until December 26, 2011. Moreover, the Option Agreement granted "YPF Inversora Energetica" the right to get from "BG Argentina S.A." all of its shares in MetroENERGIA , which represented 2.73 % of the common stock of MetroENERGIA.

However, on December 23, 2011 "YPF Inversora Argentina S.A." notified to the BCBA and the CNV of its decision not to exercise the purchase option to get such shares. The Company took notice of this decision on December 29, 2011.

On November 14, 2012, Gas Argentino received a notification from "BG Inversiones Argentinas S.A." stating that the latter had entered into an agreement with "Integra Gas Distribution LLC" to sell its 40,793,136 Class A shares in Gas Argentino. The transferability of the shares was subject, among other conditions, to obtaining the corresponding regulatory approvals and to the fact that "YPF Inversora Energetica S.A" declined its preferential right to exercise the purchase option. The agreement also included, subject to other additional conditions besides the previously mentioned ones, selling 38,941,720 Class B shares that "BG Gas International B.V." had in MetroGAS.

On November 30, 2012, Gas Argentino was notified by "BG Inversiones Argentinas S.A." that "YPF Inversora Energetica S.A." would exercise its preferential right as regards Integra Gas Distribution LLC's purchase offer and that it included: (i) 40,793,136 Class A shares belonging to "BG Inversiones Argentinas S.A."("BGIA") in Gas Argentino, representing 100% of the share capital and BGIA's votes in GASA; (ii) 6,279 shares belonging to "BG Argentina S.A." in MetroENERGIA , representing 2.73% of its Common Stock and (iii) eventually, subject to other additional conditions besides the ones already mentioned, 38,941,720 Class B shares from BG International B.V. in MetroGAS. The transferability of shares depends; among other conditions, on obtaining the corresponding regulatory approvals.

If the purchase option is completed, YPF Inversora Energetica S.A. (company controlled by YPF S.A.) would be the owner of a 100% of GASA's shares and votes, company that controls 70% of MetroGAS' capital and votes.

11. INCOME ALLOCATION PROPOSAL

The Company's Board of Directors recommends approving as the Board of Directors' fees the amount of Ps. 1,340 thousand, which were allocated to the result of fiscal year 2012, although the present fiscal year showed a loss which was determined according to the CNV provisions.

In the same way, the Company's Board of Directors recommends that the Shareholders' Meeting keeps in unappropriated retained earnings the net loss for fiscal year ended on December 31, 2012, that amounted to Ps. 142,805 thousand.

On December 31, 2012, the Company`s accumulated losses exceeded more than 50% of the capital and the reserves and amounted to Ps. 926,323 thousand. For this reason, MetroGAS is affected by the regulations from Section 206 of the Argentine Corporations Law No. 19,550, which stipulates a mandatory reduction in capital.

12. ACKNOWLEDGEMET

The Board of Directors would like to express its deepest appreciation to all MetroGAS' personnel for their co-operation in their daily tasks, as well as to its customers, suppliers and creditors for their support and their confidence in MetroGAS.

Autonomous City of Buenos Aires, Mach 7, 2013.

Juan Carlos Fronza

President

GENERAL SPECIFICATIONS:

  All those recommendations that led to "Total compliance" are supported by policies, procedures, practices, formal information channels, among other general working schemes of the Company.

  All those recommendations that led to "Partial Compliance " or "Noncompliance"; the Company is assessing possible action resources to comply, to a greater extent, with the recommendations of this code.
	Compliance		Noncompliance[3]	Notify or Explain
	Total	Parcial[3]
PRINCIPLE I. TRANSPARENCY IN THE RELATIONSHIP AMONG THE ISSUER, THE ECONOMIC GROUP THAT IT LEADS AND/OR COMPOSES AND ITS RELATED PARTS.

Recommendation I.1: The Administrative Body should guarantee to communicate all policies applicable to the relationship among the Issuer with the economic group that it leads and/or composes and with its related parts

X
Recommendation I.2: To ensure the existence of mechanisms for the prevention of conflicts of interest	X
Recommendation I.3: To prevent misuse of privileged information.	X
PRINCIPLE II. TO LAY THE FOUNDATIONS FOR A SOLID ADMINISTRATION AND SUPERVISION OF THE ISSUER.
Recommendation II. 1: To guarantee that the Administrative Body accepts responsibility for managing and supervising the Issuer and its strategic guidance.
II.1.1 The Administrative Body approves: Provided it counts on these policies, to make a description of their main aspects.
II.1.1.1 the strategic or business plan, as well as management objectives and annual budgets.	X
II.1.1.2 investments policy (in financial assets and capital goods) , and financial policy		X

The Company counts on policies related to this recommendation approved by the Senior Management, and they are published on intranet, available for personnel consultation. Nevertheless, these policies are not formally approved by the Administrative Body.

II.1.1.3 policy of corporate governance (compliance with the Corporate Governance Code)		X

Although the Company does not count on a Corporate Governance Code, it has a number of policies aimed at strengthening the practices of good corporate governance, such as: the Code of Conduct, the Policy of Conflicts of interest, the Policy of Information Security, among others.

II.1.1.4 policy of selection, assessments and compensation of first line managers.		X

The Company counts on policies related to this recommendation approved by the Senior Management and they are published on intranet, available for personnel consultation. Nevertheless, these policies are not approved by the Administrative Body. Moreover the Company counts on a Compensation Committee composed of 5 members of the Board, being 3 of them independent members who aim at safeguarding the compliance with the policies related to this recommendation.

II.1.1.5 policy of responsibility assignment to first line managers.		X

The Company counts on policies related to this recommendation approved by the Senior Management, and they are published on intranet, available for personnel consultation. Nevertheless, these policies are not formally approved by the Administrative Body.

II.1.1.6 la supervision of replacement plans for first line managers.		X

.The Company has a mechanism of Replacement Schemes Assessment, which was last applied in 2009, where possible replacements for Directorate and Management positions were assessed: It is considered a partial compliance as there is no official policy

II.1.1.7 policy of enterprise social responsibility.		X

The Company counts on policies related to this recommendation approved by the Senior Management, and they are published on intranet, available for personnel consultation. Nevertheless, these policies are not formally approved by the Administrative Body.

II.1.1.8 policy of comprehensive risk management and internal control, and policy of prevention of fraud and dishonest practices.		X

The Company counts on policies related to this recommendation approved by the Senior Management, and they are published on intranet, available for personnel consultation. Nevertheless, these policies are not formally approved by the Administrative Body. The Board of Directors quarterly monitors the Company's risk.

II.1.1.9 policy of ongoing training for members of the Administrative Body and for first line managers.		X

The Company counts on policies related to this recommendation approved by the Senior Management, and they are published on intranet, available for personnel consultation. Nevertheless, these policies are not formally approved by the Administrative Body. The Audit Committee has an annual training plan and invites the Board of Directors and the Senior Management to participate in it.

II.1.2 If relevant, add other policies applied by the Administrative Body which have not been mentioned and describe in detail the most important points.				NOT APPLICABLE

II.1.3 The Issuer counts on a policy that aims at guaranteeing the availability of relevant information for its Administrative Body to take decisions and on a channel of direct enquiries for managerial levels, in a way that it is equally symmetrical for all of its members (executives, external or independent) and done in good time, so as to allow a proper assessment of its contents. Specify .

X

Although there is no specific policy related to this recommendation, the Company has as a good corporate practice, the submittance of relevant information to all the members of the Administrative Body, in good time.

II.1.4. All issues to be considered by the Administrative Body come together with an assessment of risks related to decisions that may be taken, taking into account the Enterprise risk level defined as acceptable by the Issuer. Specify.

X

The Company's Senior Management has internalized a strong risk management culture. As a consequence of this, every relevant decision to be approved by the Administrative Body entails an assessment of the risks involved.

Recommendation II.2: To ensure an effective Enterprise Management Control. The Administrative Body verifies :
II.2.1 the compliance with the annual budget and with the business plan,	X

II.2.2 The performance of first line managers and the fulfillment of objectives set to them (the level of expected profits versus the level of achieved profits, financial qualification, quality of the accounting report, market share, etc.). Make a description of the relevant aspects of the Issuer's policy of Management Control, specifying all techniques applied and the frequency of the Administrative Body's monitoring.

	X			The Senior Management performance is assessed on an annual basis. This assessment and the variable compensation resulting from such assessment are approved by the Compensation Committee.
Recommendation II.3: To inform about the Administrative Body's performance assessment process and its impact.

II.3.1 Each member of the Administrative Body complies with the Company Bylaws and, with the Administrative Body's Rules of procedure. Give detail of the main guidelines of the Rules of Procedure. Indicate the level of compliance with the Company Bylaws and the Rules of Procedure.

	X			The Company Bylaws and the Board of Directors' Rules of Procedure are complied with; both agree with the legislation in force.

II.3.2 The Administrative Body shows the results of its management taking into account the objectives set at the beginning of the term, so that shareholders may assess the fulfillment level of those objectives that contain both financial and nonfinancial aspects. Moreover, the Administrative Body presents a diagnosis about the level of compliance with the policies mentioned in Recommendation II, item II.1.1 and II.1.2: Give detail of the main aspects of the Shareholders' General Assembly assessment of the Administrative Body's level of fulfillment of objectives set and of its compliance with the policies mentioned in Recommendation II, items II.1.1 and II.1.2, indicating the date when the General Assembly was held where such assessment was presented.

	X			The Board of Directors records the results of the fiscal year in the Annual Report which is duly considered by the annual Assembly.
Recommendation II.4: That the number of external and independent members constitute a significant proportion in the Administrative Body.

II.4.1 The proportion of executive members, external and independent (the latter defined according to regulations of this Committee) of the Administrative Body is related to the Issuer`s capital structure. Specify

	X		.

The Company's Board of Directors is currently composed of 11 Directors appointed by the Shareholders' Assembly, within the limits set by the Company Bylaws; the number of members is considered suitable according to the given present circumstances.

The Board of Directors includes 5 independent Directors and counts on the necessary Committees to carry out its mission in an effective and efficient way

There are no Executive Directors in the Board of Directors.

II.4.2 During the current year, at a General Assembly, shareholders agreed on a policy aimed at keeping a proportion of at least 20% of independent members over the total number of members of the Administrative Body. Make a description of the relevant aspects of the said policy and of any shareholders' agreement that allows understanding the way in which members of the Administrative Body are appointed and for how long. Indicate if independence of the members of the Administrative Body was questioned during the year and if there has been any abstention due to conflicts of interest

		X	.

Although the Company does not count on a policy related to this recommendation, the Company complies with the standards of the CNV (Argentine National Securities and Exchange Commission) and of the SEC (Securities and Exchange Commission).

Recommendation II.5: To commit to provide regulations and procedures related to the selection and appointment of members of the Administrative Body and first line managers.
II.5.1.The Issuer counts on an Appointments Commission			X

Up to this date the Senior Management has been appointed by the Board of Directors. Nevertheless, although the Company does not have an Appointments Commission, it is assessing the incorporation of the functions of such Commission, within the functions of the present Compensation Committee.

II.5.1.1 composed of at least three members of the Administrative Body, being their majority independent members,				NOTAPPLICABLE
II.5.1.2 chaired by an independent member of the Administrative Body,				NOT APPLICABLE
II.5.1.3 that counts on members who are qualified enough and who have the necessary experience on issues about human capital policies.				NOT APPLICABLE
II.5.1.4 that meets at least twice a year.				NOT APPLICABLE
II.5.1.5 whose decisions are not necessarily binding on the Shareholders' General Assembly but have an advisory purpose as regards the selection of the Administrative Body's members.				NOT APPLICABLE
II.5. 2 Provided there is an Appointments Commission, it :				NOT APPLICABLE
II.5.2.1 verifies the annual revision and assessment of its rules of procedure and suggests changes to the Administrative Body for its approval,				NOT APPLICABLE
II.5.2.2 suggests the criteria development (qualification, experience, professional reputation and ethics, among others) for selecting new members of the Administrative Body and first line managers,				NOT APPLICABLE
II.5.2.3 Identifies candidates for members of the Administrative Body ,to be proposed by the Committee to the Shareholders' General Assembly,				NOT APPLICABLE
II. 5.2.4 suggests members of the Administrative Body who will compose the different Committees of the Administrative Body according to their background,				NOT APPLICABLE
II. 5.2.5 recommends the President of the Board of Directors not to be the General Manager of the Issuer,				NOT APPLICABLE

II. 5.2.6 ensures that the curriculum vitae from members of the Administrative Body and first line managers will be available on the Issuer's web site, where there will be explicit record of the length of their term of office in the case of members of the Administrative Body,

NOT APPLICABLE
II.5.2.7 confirms the existence of a replacement plan for members of the Administrative Body and for fist line managers.				NOT APPLICABLE
II.5. 3 If relevant, add implemented policies carried out by the Issuer`s Appointments Commission which have not been mentioned in the previous point.				NOT APPLICABLE
Recommendation II.6: To assess the convenience that members of the Administrative Body and/or members of the Supervisory Committee and/or of the Oversight Board work for different Issuers.	X
Recommendation II.7: To ensure Training and Development for the Issuer's Administrative Body members and first line managers.

II.7.1 The Issuer counts on a program of ongoing training related to the Issuer's existing needs for members of the Administrative Body and first line managers, which includes issues about their roles and responsibilities, comprehensive enterprise risks management, specific business knowledge and its rules, the dynamic of Enterprise governance and issues on Enterprise social responsibility. In the case of members of the Audit Committee, international accounting standards, audit and internal control standards and specific regulations of the capital market. Describe all programs carried out during the year and their level of compliance.

		X	.

The Audit Committee has an annual Training Plan and invites the Board of Directors and the Senior Management to participate in its activities. Within the training activities developed during the year we can mention the following issues:

  Regulatory framework and tariffs
  Functioning of the distribution system
  Information systems
  Commercial strategy, among others.

II.7.2. The Issuer encourages, by other means not mentioned in II.7.1, members of the Administrative Body and first line managers to keep a permanent training to supplement their education level so as to add value to the Issuer. Specify how it is done.

		X		The Company's policies related to this recommendation refer to Managers. Members of the Administrative Body are not included.
PRINCIPLE III. TO SUPPORT AN EFFECTIVE POLICY OF IDENTIFICATION, MEASUREMENT, ADMINISTRATION AND COMMUNICATION OF ENTERPRISE RISKS
Recommendation III: The Administrative Body has to count on a comprehensive Enterprise risk management policy and monitor its proper implementation.

III.1 La The Issuer has Comprehensive Enterprise risk management policies (of fulfillment of strategic, operative and financial objectives, and objectives regarding accounting report, laws and regulations, among others). Give a description of the most relevant aspects of these policies.

X

The Company has a Business Risk Management Policy that is aligned with the best practices of risk management. It also counts on a Risk Management Committee, composed of the Company's Executive Directors and the Internal Audit`s Director. This group is responsible for monitoring and implementing this policy. On a quarterly basis. MetroGAS' Board of Directors is notified of any critical issues related to risk management.

III.2 There is a Risk Management Committee within the Administration Body or the General Management. Notify of the existence of procedure manuals and give detail of the main risk factors which are specific to the Issuer and its activities and of implemented mitigating actions. If there is no such Committee, describe the supervision role of the Audit Committee as regards risks management. Moreover, specify the level of interaction between the Administrative Body or its Committees and the Issuer's General Management regarding comprehensive enterprise risk management.

	X			See previous point.
III.3 There is an independent function within the Issuer`s General Management that implements the comprehensive risk management policy ( Function of the Risk Management Officer or equivalent) Specify	X			The Controller Directorate is responsible for the communication and follow- up of the Risk Management process.

III.4 Comprehensive risk management policies are permanently updated according to known recommendations and methodologies in this matter. Indicate them: (Enterprise Risk Management according to COSO-Committee of sponsoring organizations of the Treadway Commission-ISO 32000, IRAM standard 17551, section 404 of the Sarbanes-Oxley Act, among others).

	X			The Policies are regularly evaluated, considering the best practices.

III.5 The Administrative Body informs in the financial statements and in the Annual Report, of the results of the supervision of risks management performed together with the General Management. Specify the main points of the concepts described above.

X

A note will be included in the Financial Statements of fiscal year 2013 about the risks related to the Company's financial assets and liabilities and as a consequence of the first implementation of IFRS and besides ,the inclusion of the Company's main risks in the annual report, will be assessed.

PRINCIPLE IV. TO SAFEGUARD THE INTEGRITY OF FINANCIAL INFORMATION WITH INDEPENDENT AUDITS.
Recommendation IV. To guarantee the Independence and transparency of the functions of the Audit Committee and the External Auditor.

IV.1. At the time of selecting the members of the Audit Committee and taking into account that the majority has to be independent, the Administrative Body assesses if it is convenient to have an independent member as its president.

X

IV.2 Within Internal Audit there is a function that reports to the Audit Committee or to the President of the Administrative Body and it is responsible of assessing the internal control system. Specify if the Audit Committee or the Administrative Body perform an annual assessment of the performance of the internal audit area and of the degree of independence of its professional practice, being understood that the professionals in charge of such function are independent from the rest of the operative areas and besides they comply with the requirements of independence as regards control shareholders or related entities who have a significant influence on the Issuer. In addition, specify if the Internal Audit's function performs in compliance with the International Standards for the professional practice of internal auditing issued by the Institute of Internal Auditors. (IIA).

X

There is an Internal Audit's function that reports to the Audit Committee and is responsible for assessing the Internal Control system.

On an annual basis the Audit Committee assesses the performance of Internal Audit and its degree of independence. Internal Audit complies with the international standards for the professional practice of internal auditing issued by the Institute of Internal Auditors ("IIA")

IV.3 Members of the Audit Committee make an annual assessment as regards competence, independence and performance of External Auditors, appointed by the Shareholders' Assembly. Describe the relevant aspects of all procedures involved to carry out the said assessment.

X

The Audit Committee annually assesses the external auditor's competence, independence and performance. In order to assess the external auditor's competence, work methodology and performance, the Audit Committee takes into account the following:

  Background of the Auditing Company,
  The sworn statement by public accountant submitted by the Partner in charge of the audit in compliance with the regulations of sect. 12 of Executive Order 677/2001.
  The guidelines of work methodology.
  The quality control policies submitted by the Auditing Company, including the working team who gives support in specific areas.
  The presentations made on main risks that were identified and assessed and their impact on the general planning of the audit and on the tasks performed by the said company.

In order to assess the external auditor's Independence, the Audit Committee has:

  obtained a statement from auditors as regards their independence.
  made an assessment of the services rendered by the external auditor, verifying that none of these services compromises his independence.

IV.4 The Issuer counts on a policy related to the rotation of members of the Supervisory Committee and/or of the External Auditor; and in relation to the latter, if the rotation includes the auditing company or if it only affects the auditors.

X

The Company counts on a policy regarding the rotation of partners of the auditing company, which stipulates that those partners shall rotate every 5 years. On the other hand, the Company considers it is not necessary to set a policy either of the rotation of External Auditing Company or of the members of the Supervisory Committee.

PRINCIPLE V. TO RESPECT THE RIGHTS OF THE SHAREHOLDERS.
Recommendation V.1: To ensure that shareholders have access to the Issuer`s information.

V.1.1 The Administrative Body encourages regular informative meetings with the shareholders coinciding with the presentation of intermediate financial statements. Specify the frequency and number of meetings held during the year.

	X			Meetings are held with majority shareholders on a quarterly basis. Minority shareholders get the information by means of the Relevant Information communications to the Stock Exchange.

V.1.2 The Issuer counts on mechanisms of information to investors and on a specialized area to take care of their concerns. Moreover, it counts on a web site that can be accessed by shareholders, and that provides an access channel so that they can make contact with one another. Give details.

X

The Company has a specific office to receive shareholders in order to respond to their concerns and questions, except for the ones that may affect the strategy or future plans of the Company

The Company issues reports on those matters it considers relevant so that shareholders, social bodies and control authorities may be well-informed.

The Company has its own Website (www.metrogas.com.ar); it is of free access and provides updated information and information of interest to different users (customers, suppliers, investors and public in general) in an easy way. Through this same channel the Company also receives questions and concerns from these users.

Recommendation V.2: To encourage an active participation of all shareholders.

V.2.1. The Administration Body adopts measures to encourage the participation of all shareholders in the Shareholders' General Assemblies. Specify, making a difference between measures imposed by law from the ones voluntarily offered by the Issuer to its shareholders.

X

The Company adopts the necessary measures to encourage attendance and participation of minority shareholders in assemblies. Among other measures taken, the announcement for calling shareholders' meetings is published in several newspapers with national circulation, a copy of which is distributed among holders of ADS's (American Depositary Shares) and the accounting information to be considered by shareholders is made available to them, not only in writing but also through the Web page.

These measures are the ones imposed by law.

V.2.2 The Shareholders' General Assembly counts on Rules of Procedure that ensure information to be available in good time to shareholders, for decision taking. Describe the main guidelines of the Rules of Procedure

			X	Although the Assembly does not have its Rules of Procedure up to this date, the Company is considering writing them.

V.2.3 Mechanisms implemented by the Issuer are applicable so that minority shareholders put forward different issues to be discussed at the Shareholders' General Assembly in compliance with what is stipulated by the regulations in force. Specify the results.

	X			The Company accepts the participation of minority shareholders in accordance to regulations in force.
V.2.4 the Issuer counts on stimulus policies to increase the participation of the most relevant shareholders, such as institutional investors. Specify.			X

The participation previously mentioned includes institutional investors once it is complied with the requirements set forth by regulations in force as regards the publicizing related to the participation and access to the information. Notwithstanding that, the Company counts on specific stimulus policies

V.2.5. At Shareholders' Assemblies where members of the Administrative Body are proposed to be appointed, and prior to the voting, the following is informed: (i) the opinion of each of the candidates as regards the adoption or not of a Corporate Governance Code; and (ii) the reasons to support such opinion.

			X	Its compliance will be assessed at appointing the next Board of Directors.
Recommendation V.3: to guarantee the principle of equality between share and vote.	X			The Company Bylaws guarantee equality as each share gives the right to one vote. On the other hand, there have been no significant changes in the shareholding structure during the last 3 years.
Recommendation V.4: To establish protection mechanisms for all shareholders in face of take overs.	X			Resolutions of regulations in force are applied (sect 90 of the Law No. 26,831)
Recommendation V.5: To increase the percentage of shares in circulation over the capital.	X			The Company has 20% of shares in the market complying with the recommended market share dispersion.
Recommendation V.6: To ensure that there is a transparent dividend policy

V.6.1 The Issuer has a dividend distribution policy established in the Company Bylaws and approved by the Shareholders' Assembly, and it sets forth the conditions to distribute dividends in cash or in shares. Provided there is a policy, indicate criteria, frequency and conditions that have to be complied with for paying dividends.

X

The Company does not have a written policy as regards dividend distribution. However, until 2001 the Company paid dividends based on the results of each fiscal year, subject to investment plans, financial commitments undertaken by the Company, all these within a context of financial prudence At present the Company has unappropriated accumulated deficit, for this reason and given these circumstances, the Board of Directors considers that it is not necessary to elaborate a policy on dividends payment..

V.6.2 The Issuer counts on documented processes to prepare the income allocation proposal; income accumulated by the Issuer, which results in constituting legal, statutory and voluntary reserves, allocation to new fiscal year and/or payment of dividends. Explain these processes and give detail of the Shareholders' General Assembly Minute where the distribution of dividends was approved (in cash or in shares) or not, if it is not set forth in the Company Bylaws.

	X			The Board of Directors makes up the proposal and takes it to the Annual Assembly for its approval.
PRINCIPLE VI. TO MAINTAIN A DIRECT AND RESPONSIBLE RELATIONSHIP WITH THE COMMUNITY.
Recommendation VI: To provide the community with information related to the Issuer and a direct communication channel with the Company.

VI.1 The Issuer counts on an updated free access web site which not only provides information related to the Company (Company Bylaws, economic group, composition of the Administrative Body, financial statements, Annual Report, among others) but also receives questions and concerns from customers in general.

X

VI.2 The Issuer issues a Corporate Social and Environmental Responsibility Assessment on an annual basis, verified by an external independent auditor. Provided there is such assessment, indicate its scope or legal or geographical coverage and its availability. Specify which rules or initiatives have been adopted to carry out the Enterprise Social Responsibility Policy (Global Reporting Initiative and/or United Nations Global Compact, ISO 26,000, SA 8000, Millennium Development Goals, SGE 21-Foretica, AA 1000, Equator Principles, among others).

The Company performs activities related to the ESR (Enterprise Social Responsibility), it has not been considered necessary to make an assessment of the ESR. Moreover, the Company gives account, in the Annual Report, of its Community Service activities during the year.

PRINCIPLE VII. TO GIVE FAIR AND RESPONSIBLE COMPENSATIONS.

Recommendation VII: To set forth clear policies of compensation to the members of the Administrative Body and first line managers, specially paying attention to conventional or statutory limitations depending on the existence or nonexistence of profits.

VII.1. The Issuer counts on a Compensation Committee:
VII.1.1 composed of at least three members of the Administrative Body, and has a majority of independent members.	X			The Board of Directors constituted a Compensation Committee composed of 3 independent Directors and 2 majority shareholders' representatives.
VII.1.2 chaired by an independent member of the Administrative Body.	X			It is chaired by the President of the Audit Committee.
VII.1.3 counts on members who are qualified enough and who have the necessary experience on issues about human capital policies.	X			Counts on the permanent personal advice of the Human Resources Director and, if necessary, it may hire specialized consulting agencies.
VII.1.4 that meets at least twice a year.	X

VII.1.5. whose decisions are not necessarily binding on the Shareholders' General Assembly or on the Oversight Board but have an advisory purpose as regards the compensation of the Administrative Body's members

	X		.
VII. 2 Provided there is a Compensation Committee, it :
VII.2.1 ensures a clear relationship between the performance of key personnel and their fixed and variable compensation, taking into account all risks taken and how they are handled.	X			The Compensation Committee assesses and approves the variable compensation and the fulfillment of business objectives and evaluates salaries depending on the market's values.

VII.2.2 Supervises that the variable portion of the compensation to the members of the Administrative Body and to first line managers ,is related to the medium and/or long term performance of the Issuer,

		X		The Compensation Committee is only in charge of first line Managers' variable compensations
VII.2.3 examines the competitiveness of the Issuer`s policies and practices regarding compensations and benefits of similar Enterprises, and recommends or not, some changes,	X

The Compensation Committee analyzes issues related to compensations and benefits by means of market surveys requested to specialized consultants, in accordance to the guidelines of the Compensation Policy.

VII.2.4 defines and communicates the policy of retention, promotion, dismissal and suspension of key personnel.		X

The Compensation Committee's Rule of Procedure stipulates that the Committee is in charge, among other functions, of evaluating, revising and approving individual benefits including retirement agreements.

VII.2.5 Communicates the guidelines to establish retirement plans for the members of the Administrative Body and for first line managers of the Issuer.				NOT APPLICABLE
VII.2.6 Regularly reports to the Administrative Body and the Shareholders' Assembly on actions taken and on all issues analyzed at those meetings.		X		It finds out information (suggests/ advices) each time it is considered necessary and without any pre-established regularity.

VII.2.7 guarantees the presence at the Shareholders' General Assembly of the President of the Compensation Committee who approves compensations to the Administrative Body so that he explains the Issuer`s policy as regards the redistribution of the members of the Administrative Body and first line managers.

X

The president of the Compensation Committee always attends the Shareholders' Assembly although it is not compulsory for him as he is not the President of the Company. He always attends meetings of the Board of Directors and of the Committees he chairs: the Compensation Committee and the Audit Committee

VII. 3 If relevant, indicate the policies applied by the Issuer's Compensation Committee that have not been mentioned in the previous point.				NOT APPLICABLE
VII. 4 In case there is no Compensation Committee; explain how functions described in VII.2 are carried out within the Administration Body itself.				NOT APPLICABLE
PRINCIPLE VIII. TO ENCOURAGE ENTERPRISE ETHICS
Recommendation VIII: To guarantee ethical behavior within the Issuer.

VIII.1 The Issuer has an Enterprise Code of Conduct. Indicate the main guidelines and if it is known by the public in general. The said Code is signed, at least, by the members of the Administrative Body and first line managers. Indicate if its application is extended to suppliers and customers.

	X		.

The Company has a Code of Conduct that stipulates that MetroGAS S.A. will, without exceptions, run its businesses in the most ethical way not only at an internal level but also as regards its relationship with customers, suppliers, registered gasfitters, contractors and government organizations complying with all the laws and regulations in force, with a total and absolute transparency towards its shareholders, investors, creditors, employees, customers, suppliers, registered gasfitters, contractors and the community. This Code of Conduct is applicable to the members of MetroGAS S.A. Board of Directors, the members of MetroGAS S.A. Supervisory Commission, Executive Directors, Managers and to all MetroGAS S.A. employees. In the same way, it is applicable to suppliers, contractors, representatives and any third party acting on behalf and /or order of MetroGAS S.A.

VIII.2 The Issuer counts on mechanisms to receive complaints for every illicit or unethical conduct, which can be made in person or through electronic means guaranteeing that all information given is subject to the highest standards of confidentiality and integrity, for registration and conservation purposes. Indicate if the service of reception and evaluation of complaints is rendered by the Issuer's personnel or by external and independent professionals in order to offer a higher degree of protection to the complainant.

	X			The Company counts on different mechanisms to receive complaints, including an outsourced anonymous and confidential complaint line.

VIII.3. The Issuer counts on policies, processes and systems for the management and solution of complaints mentioned in VIII.2. Make a description of their most relevant aspects and indicate the degree of involvement of the Audit Committee as regards these solutions, especially of those complaints related to issues of internal control for accounting reports and to the behavior of members of the Administrative Body and first line managers.

	X			The Company counts on a detailed protocol for the reception, management and disposition of all complaints received.
PRINCIPIO IX: TO EXTEND THE SCOPE OF THE CODE
Recommendation IX: To encourage the inclusion of provisions that lead to the best practices of a good governance in the Company Bylaws.			X

The Board of Directors does not plan to incorporate the provisions of the Corporate Governance Code in the Company Bylaws, as both the above mentioned provisions as well as the general and specific responsibilities of the Board of Directors are included in the Company's policies and in the Board of Directors' Rules of Procedure.

The Company Bylaws do not contain rules regarding conflicts resulting from personal interests of the Directors. However, the Company counts on a Code of Conduct and a Policy of Conflicts of Interests which ensure that directors are obliged to inform of their personal interests related to decisions that are under their responsibility, in order to avoid conflicts of interests.

Juan Carlos Fronza

President

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

MetroGAS S.A.

We have audited the accompanying consolidated balance sheets of MetroGAS S.A. at December 31, 2012 and 2011, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in Argentina.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 2 to the consolidated financial statements, the uncertainties derived from the delay in obtaining tariff increases and the continuous increase in operating expenses that have negatively affected the Company's economic and financial position and from the completion of the voluntary reorganization proceedings filed by the Company with an Argentine Court on June 17, 2010, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Autonomous City of Buenos Aires, Argentina, March 7, 2013

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. To. 1 Fo. 17
Dr. Carlos Martín Barbafina Contador Público (UCA) C.P.C.E.C.A.B.A. To. 175 Fo. 65

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

Fiscal year No. 21 commenced January 1, 2012

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of December 31, 2012

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of December 31, 2012	569,171

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of December 31, 2012	569,171

METROGAS S.A.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2012 AND 2011

December 31,	
	2012	2011
	Thousands of Ps.	
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 4 a))	42,694	54,763
Investments (Exhibit D)	110,514	152,515
Trade receivables, net (Note 4 b))	264,997	238,036
Other receivables (Note 4 c))	15,813	17,730
Inventories, net (Note 4 d))	6,693	7,649
Total current assets	440,711	470,693
NON-CURRENT ASSETS		
Investments (Exhibit D)	646	445
Other receivables (Note 4 e))	205,860	185,014
Fixed assets, net (Exhibit A)	1,787,576	1,752,923
Total non-current assets	1,994,082	1,938,382
Total assets	2,434,793	2,409,075
LIABILITIES		
CURRENT LIABILITIES		
Debts		
Accounts payable (Note 4 f))	342,079	243,322
Payroll and social security payable	49,286	39,425
Taxes payable (Note 4 g))	66,069	45,499
Other liabilities	10,938	10,892
Total debts	468,372	339,138
Contingencies provision (Exhibit E)	102,025	91,067
Total current liabilities	570,397	430,205
NON-CURRENT LIABILITIES		
Taxes payable (Note 4 h))	61,113	142,386
Reorganization liabilities (Note 4 i))	1,429,301	1,319,615
Total non-current liabilities	1,490,414	1,462,001
Total liabilities	2,060,811	1,892,206
MINORITY INTEREST	989	1,071
SHAREHOLDERS' EQUITY	372,993	515,798
Total	2,434,793	2,409,075

Notes 1 to 7 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

December 31,	
	2012	2011
	Thousands of Ps.	
Cash flow from operating activities		
Net loss for the year	(142,805)	(61,054)
Income tax accrued during the year	(86,734)	(3,316)
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	(820)	206
Depreciation of fixed assets	76,072	71,961
Net book value of fixed assets retired	662	565
Allowance for doubtful accounts	2,433	(1,856)
Allowance for inventory obsolescence	298	453
Allowance for disposal of fixed assets	4,851	6,129
Contingencies provision	11,884	12,087
Materials consumed	4,571	4,926
Exchange differences on financial operations	162,948	82,046
Result on present-valuing long term other receivables	6,989	3,688
Other financial results	-	2,729
Changes in assets and liabilities		
Trade receivables	(29,394)	(28,875)
Other receivables	71,302	(176,650)
Inventories	(3,473)	(8,009)
Non current investments	(201)	223
Accounts payable	74,071	(50,672)
Payroll and social security payable	6,924	10,180
Taxes payable	(90,700)	145,000
Other liabilities	1,674	959
Contingencies provision	(926)	(118)
Income tax paid for the year	(7,018)	(5,544)
Net cash generated by operating activities	62,608	5,058
Cash flow used in investing activities		
Purchase of fixed assets	(116,678)	(109,128)
Net cash used in investing activities	(116,678)	(109,128)
Decrease in cash and cash equivalents	(54,070)	(104,070)
Cash and cash equivalents at the beginning of the year	207,278	311,348
Cash and cash equivalents at the end of the year (1)	153,208	207,278

Notes 1 to 7 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

(1) From cash and cash equivalents as of December 31, 2012 and 2011, Ps. 47,606 thousand and Ps. 53,499 thousand corresponding to balances related to Trust Funds were deposited next month.

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock, the Company has consolidated its balance sheets line by line as of December 31, 2012 and 2011 as well as its statements of operations and cash flows for the year ended December 31, 2012 and 2011 with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets, liabilities and results of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

The most important mentioned measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

As part of the mentioned measures, on January 9, 2002, was enacted Law No. 25,561 Public Emergency Law ("Emergency Law"), rule that was complemented with other Laws, decrees and regulations issued by different Government organism. This group of rules have implied for MetroGAS a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff reward accorded in the Law No. 24,076 (or "Gas Act") and its complementary regulations.

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) the company profitability. The evolution of tariff renegotiation with the Government is described in Note 8 to the primary financial statements.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS (Contd.)

Although on October 1, 2008, pursuant to the renegotiation process of public service contracts and licenses established by the Public Emergency Law No. 25,561, MetroGAS subscribed a Transition Agreement with the UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicio Públicos), which was approved by the Executive Power on April 14, 2009 through Decree No. 234/09, the Company tariffs have been frozen for almost thirteen years. The tariff schedule resulting from the Transition Agreement has yet not been approved by the ENARGAS (Ente Nacional Regulador del Gas) and since more than three years, it has been reviewed by the MPFIPS (Ministerio de Planificación Federal, Inversión Pública y Servicios). In addition, neither the MPFIPS nor the ENARGAS have granted to MetroGAS the pass trough to tariffs of the municipal levies, contributions and other charges, which significantly and increasingly impact on our cash flow generation. It is worth mentioning that all of the increases granted for all customer categories that the Company has invoiced to its customers have had no effect on its income as the Company has acted as a collections agent, and the resources have been used to expand the main gas pipeline capacity, compensate for the natural gas price increases from producers and to pay for the natural gas imports to cope with the internal demand. Moreover, for almost thirteen years when the Company has operated with frozen tariffs it has not received any subsidies from the Government. From 2001 until today, operating costs have been increased approximately by 521%.

On November 21, 2012, the Company, as well as the rest of the other gas distributing companies, except for Litoral Gas, subscribed an Agreement ("Act") with the ENARGAS, which in accordance with the ENARGAS' note ENRG/SD/I 13,352 received on November 29, 2012 is in full force. A fixed amount per invoice is agreed, stating a difference by customer category. The amounts collected for this concept by distribution companies will be deposited in a trust fund created to this effect and used to carry out infrastructure works, connection works, re-potentiation ,expansion and/or technological modification of the systems of gas distribution through networks, security, reliability of the service and integrity of the network, as well as maintenance and any other related expense that may be necessary to provide the gas distribution public service, up to the limit of the funds actually available to be applied within the service area.

The amounts that gas Licensees receive shall be taken as payment on account of the tariffs adjustments stated in the License renegotiations agreements duly subscribed; in the specific case of MetroGAS, the Temporary Agreement approved by Executive Order No. 234/09.

The Company estimates that funds stipulated in the Letter of Understanding 2012, would be insufficient to compensate the level of unbalance of the Company from its economic and financial situation, and they would allow to face some expenses that otherwise would be financed by Company`s funds.

In addition, and despite that the Company has hired a financial advisor to find alternatives that would allow the Company to renegotiate its financial debt, the suggested actions have not been successful as the proposals do not fit the current situation of the Company. As a result, the Company has not been able to generate enough free cash flow to meet its financial debt payments due on June 30, 2010, nor the funds to pay its commercial and fiscal obligations.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS (Contd.)

On June 17, 2010, given the current scenario, the Board of Directors of MetroGAS decided to file for a reorganization proceeding under Argentine Law No. 24,522 (see Note 2 to the primary financial statements).

On the same date, through Resolution ENARGAS No. I-1,260, MetroGAS was notified that starting managing its business under the supervision of an ENARGAS-appointed supervisor (the "Interventor") (also described in Note 2 to the primary financial statements).

This renegotiation filing generated an event of default under its outstanding debt obligations (see Note 9 to the primary financial statements).

Finally, the situations mentioned before and the increasing in costs to maintain the levels of services are affected significantly the economic and financial situation of the Company. MetroGAS's management estimates that, if this situation as of the date of issuance of these financial statements continues, the situation will continue to deteriorate, for this reason, they has evaluated a variety of measures to mitigate the impact of the current financial situation, including:

  escalating our claims to Argentine authorities on the approval of tariff increases (including the pass-through of municipal levies) and the issuance of the corresponding tariff charts;
  procuring the strict management of cash-flow to control MetroGAS's expenditures;
  requiring additional capital contributions from shareholders;
  renegotiating payment conditions with MetroGAS's principal suppliers and the Trust Funds; and
  obtaining financing from third parties.

In this context, in fiscal year ended on December 31, 2012 the Company registers a consolidated operating loss of Ps. 91,454 million, and net accumulated losses for Ps. 926,323 million and a consolidated negative working capital of Ps. 129,686 million. Negative results registered by the Company represent more than 50% of the capital and the reserves. Section 206 of the corporations' law sets forth the compulsory reduction of capital when these circumstances take place.

MetroGAS' Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. As of the date of issuance of these financial statements, it is neither possible to foresee the outcome of the process nor to determine its final consequences on the Company's results and operations. The above mentioned circumstances raise substantial doubt about the Company's ability to continue as a going concern. However, the Company's Consolidated Financial Statements do not include any adjustments or reclassifications, if corresponding, that might be required from the unsuccessful outcome of the situation described above.

In this framework, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose. The mentioned lawsuit was extended on February 13, 2013.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its consolidated financial statements, which were applied consistently with those for the previous year.

3.1. Preparation and presentation of consolidated financial statements

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV"), assuming that the Company will continue as a going concern.

The CNV has set forth, through Resolution No. 526/09 and No. 576/10, the enforcement of Technical Resolution No. 26 of the FACPCE ("Argentine Federation of Professional Councils in Economic Sciences") which adopts, for entities included in the public offer regime of Law No. 17,811, the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). In accordance to CNV Resolution No. 600 on January 24, 2012 for licensee companies of the public utility service of gas transportations and distribution, the enforcement of these standards will be compulsory for the Company as from fiscal year stared on January 1, 2013, being transition date on January 1, 2012 . See Note 7 to consolidated financial statements.

3.2. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the contingency provision.

Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

3.3. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of December 31, 2012 and 2011.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of December 31, 2011 and results for the years ended as of December 31, 2011 disclosed in these consolidated financial statements for comparative purposes, arises from the financial statements as of such dates and it includes reclassifications made for presentation on a comparative basis with those for the current year, as a consequence of deferred tax liability caused by the inflation adjustment of fixed assets (See Note 3.5.h)

The adjustment of retained earnings that has resulted from registering deferred tax liabilities, previously mentioned, is described in detail in the chart below:
Concept	Unappropiated Retained Earnings effect as of 31/12/2012	Effect on result for the year ended 31/12/2012 (gain)	Unappropiated Retained Earnings effect as of 31/12/2011	Effect on result for the year ended 31/12/2011 (gain)	Unappropiated Retained Earnings effect as of 31/12/2010
	Thousand of Ps.
Deferred tax liability generated by the Inflation Adjustment of fixed assets	(223,865)	13,120	(236,985)	12,067	(249,052)

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

c) Short-term investments

Units in mutual funds were valued at their market value at the end of the year.

Saving accounts and time deposits were valued at their nominal value plus interest accrued at the end of the year.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Trade receivables include accrued services pending billing at year-end.

The line headed "PURE" corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The credit balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending to bill.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each year.

Additionally to his own behalf, MetroENERGÍA, trades, on behalf of producers and/or third buying parties, natural gas, receiving a fee included under the line headed Sales in the Statements of operations. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating, when it concern, financial results accrued at year-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through year-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

f) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each year.

g) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3. to consolidated financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the years ended December 31, 2012 and 2011 amounted to Ps. 10,258 thousand and to Ps. 8,514 thousand, respectively.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of fixed assets does not exceed its economic utilization value at the end of the year.

h) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences between the valuation allowance for doubtful accounts and its tax value, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment accounting of the inflation adjustment and to the financial results (interest and exchange differences) capitalized under those items.

According to what was stipulated in CNV General Resolution No. 487/06, the Company had chosen not to recognize the deferred liability caused by inflation adjustment included in the accounting valuation of fixed assets and to state its effect on note to the financial statements. On July 1, 2010, the CNV issued General Resolution No. 576/10 by means of which MetroGAS recognized at the closing of fiscal year ended on December 31, 2012 a deferred tax asset amounting to Ps. 223,865 thousand with a balancing entry in retained earnings.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these consolidated financial statements has been applied to the temporary differences identified and tax loss carry forwards.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Reorganization liabilities	Other	Total
	Thousand of Ps.
Balances as of December 31, 2011	22,798	21,941	32,692	21,504	7,315	(1,160)	105,090
Movements of the year	75,491	2,380	3,825	5,498	(7,315)	(429)	79,450
Balances as of December 31, 2012	98,289	24,321	36,517	27,002	-	(1,589)	184,540

Deferred liabilities
	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2011	(247,565)	89	(247,476)
Movements of the year	10,917	(98)	10,819
Balances as of December 31, 2012	(236,648)	(9)	(236,657)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 98,289 thousand at the end of the year. That tax loss carry forward can be offset against profits for future years expiring Ps. 5,392 thousand in 2014, Ps. 14,776 thousand in 2016 and Ps. 78,121 thousand in 2017.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Net deferred liabilities derived from the information included in the preceding tables amount to Ps. 142,386 thousand and Ps. 52,117 thousand at the beginning and at the end of the year, respectively.

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

i) Minimum presumed income tax

The Company calculates minimum presumed income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum presumed income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum presumed income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2022.

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum presumed income tax, which amounts to Ps. 33,906 thousand at the end of the year.

j) Severance pay

Severance payments made to employees are expensed as incurred.

k) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

l) Reorganization liabilities

Liabilities in local currency were valued at their nominal value incorporating, when it concern, the financial results accrued until the date of presentation of reorganization proceeding (concurso preventivo).

Liabilities in foreign currency were valued at year-end exchange rates.

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests has been suspended.

m) Contingencies provisions

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

n) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year.

Volumes delivered were determined based on gas volumes purchased and other data.

o) Statements of operations accounts

Statements of operations accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted loss per share

Basic and diluted loss per share is calculated based on weighted average shares at December 31, 2012 and 2011, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Sales operations from MetroGAS to MetroENERGÍA were valued according to tariffs applied by MetroGAS to its commercial operations with third parties under the legislation in force.

In turn, there is a Professional Service Agreement between MetroGAS and MetroENERGÍA for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations. This agreement was valued under reasonable market conditions for this type of services.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

December 31,	
	2012	2011
	Thousands of Ps.	
Assets		
Current assets		
a) Cash and banks		
Cash	553	558
Banks	38,179	53,982
Collections to be deposited	3,962	223
	42,694	54,763
b) Trade receivables, net		
Trade accounts receivable	194,921	180,125
Unbilled revenues	30,888	33,637
Receivables from sales on behalf third parties	46,662	34,236
Tax on banking transactions to be recovered	7,698	6,778
Related parties (Note 6)	376	477
PURE	(101)	(258)
Allowance for doubtful accounts (Exhibit E)	(15,447)	(16,959)
	264,997	238,036
c) Other receivables		
Other advances	9,226	6,039
Insurance and other prepaid expenses	4,521	5,293
Receivables tax	236	2,729
Other receivables	1,830	3,669
	15,813	17,730
d) Inventories, net		
Warehouse materials	8,044	9,279
Allowance for inventory obsolescence (Exhibit E)	(1,351)	(1,630)
	6,693	7,649
Non-current assets		
e) Other receivables		
Deferred tax assets		
Receivables for minimum presumed income tax (Note 3.5 i))	132,446	117,205
Valuation allowance on minimum presumed income tax (Exhibit E)	(33,906)	(41,166)
	98,540	76,039
Study, revision and inspection of works in public space levy to be recovered GCABA (Note 8.8. to the primary financial statements)	63,032	67,001
Occupancy of public space levy to be recovered (Note 8.8. to the primary financial statements)	101,259	91,961
Others	336	331
Present value discount	(57,307)	(50,318)
	205,860	185,014

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

December 31, 2012	December 31, 2011
	Thousands of Ps.	
Liabilities		
Current liabilities		
f) Accounts payable		
Gas and transportation	140,982	83,871
Other purchases and services	62,107	61,075
Related parties (Note 6)	49,242	36,433
Payables from sales on behalf third parties	42,143	8,444
Trust Funds	47,606	53,499
	342,079	243,322
g) Taxes payable		
Value added tax	13,841	4,194
GCABA study, revision and inspection of works in public space levy	19,739	12,234
CNG tax	5,504	4,885
Income tax	10,271	15,657
Turnover tax	3,456	2,359
Other taxes	13,258	6,170
	66,069	45,499
Non Current liabilities		
h) Taxes payable		
Liability deferred income tax (Note 3.5.i))	52,117	142,386
Other taxes	8,996	-
	61,113	142,386
h) Reorganization liabilities		
Accounts payable	94,297	118,983
Financial debt (Exhibit G)	1,282,280	1,119,331
Payroll and social security payable	597	3,534
Taxes payable	19,611	46,140
Related parties (Note 6)	31,600	31,600
Other liabilities	916	27
	1,429,301	1,319,615
Statements of Operations		
i) Sales		
MetroGAS's gas sales	645,934	625,381
MetroENERGiA's sales on own behalf	157,775	231,220
MetroGAS's transportation and distribution services	201,949	189,003
MetroGAS's other sales	43,074	43,993
MetroGAS's processed natural gas sales	115,771	54,738
MetroENERGiA's selling commission	45,016	16,839
	1,209,519	1,161,174

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

Investments bearing interest according to the following detail: 1) time deposits at an annual average rate in pesos of 19.59% as of December 31, 2011; and 2) mutual funds with an average annual yield of 9.5% and 7.8% as of December 31, 2012 and 2011, respectively.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debts (Note 9 to the primary financial statements) and Taxes payable in relation to the payment facilitation plans which accrued interest until the date of presentation of reorganization proceeding (concurso preventivo, Note 2 to the primary financial statements), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with certain affiliates of the shareholders of Gas Argentino. As of December 31, 2012, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF Inversora", controlled by YPF) (45.33%).

These consolidated financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.
  Fees accrued under the terms of a Personnel Supply Agreement with YPF S.A..

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2012 and 2011 from transactions with related companies are as follows:

NOTE 7 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On December 30, 2009, the CNV by means of General Resolution No. 562/09 ("GR 562/09") stipulated the application of Technical Resolution No. 26 (TR 26), which adopts IFRS issued by the IASB, for entities included in the public offer regime established by Law No. 17,811, either because of its capital or its negotiable bonds, or its request for authorization to be included in such regime. On December 3, 2010, TR 26 was modified by TR 29 in order to coordinate the dates of enforcement of the professional standard with the dates set by the CNV in the General Resolution mentioned above.

Adopting IFRS is compulsory for registered companies -with some exceptions for banks, insurance companies and other entities in the public offer according to what is stipulated by the CNV- as from fiscal year started on January 1, 2012, accepting its early application for fiscal years started as from January 1, 2011.

In accordance to what is required by the GR 562/09, the Company elaborated a detailed Implementation Plan for adopting IFRS which was approved by the Company`s Board of Directors on April 22, 2010. Since the plan's approval up to this date, the implementation process has improved according to what has been stipulated in the said plan.

On January 24, 2012 CNV issued Resolution No. 600 which extended for one year the application of IFRS for licensee companies of the public utility service of gas transportations and distribution. As a consequence, the enforcement of these standards will be compulsory for the Company as from fiscal year stared on January 1, 2013, being the first quarterly financial statements those ended as of March 31, 2013. Transition date to IFRS is on January 1, 2012.

On February 17, 2012, the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) issued MD Resolution No. 669/12 confirming Resolution No 600.

On December 20,2012 , the CNV issued Resolution No. 613/12 setting forth that companies issuing shares or negotiable obligations which are licensee companies of the public utility service of gas transportation and distribution, as well as issuing entities whose main assets are constituted by investors in licensee companies of the public utility service of gas transportation and distribution, as long as the following conditions are simultaneously given: i) that investment in the said licensee companies constitute the main asset of the issuing company and ii) that the licensee companies have a participation in the common stock granting the control of the mentioned licensee companies, they will have to submit their financial statements prepared on the basis of the IFRS, for fiscal years started as from January 1,2013, not being applicable the Interpretation No. 12 "Service Concession Agreements" ("Acuerdos de Concesion de Servicios" -"CINIIF 12"), taking into account the current conditions of license contracts.

7.1. Exemption and mandatory exemptions under IFRS 1

IFRS 1, allow companies which adopt these standards for the first time, to consider certain exemptions and mandatory exceptions just for once, at the beginning of the retroactive application of certain IFRS in force for the closing of financial statements on December 31, 2012. The said exemptions and mandatory exceptions have been set forth by the IASB in order to simplify the first enforcement of these standards.

NOTE 7 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Contd.)

Optional exemptions applicable to the Company

  Cost attributed to Fixed Assets: the cost of fixed assets, redefined in accordance to accounting standards in force, has been adopted as a cost attributed up to the IFRS transition date, as it is similar to the cost or depreciated cost according to the IFRS, adjusted to reflect changes in general or specific prices index. Moreover, IFRS set forth the alternative criteria for the measurement subsequent to the initial recognition of each asset category that compose the headings Property, Plant and Equipment, stipulating the "cost model" or the "revaluation model" for all categories of assets that compose Property, Plant and Equipment.
  Rental Property: The Company defined if the agreements in force at the IFRS transition date contained a rental property, due to the consideration of facts and circumstances existing at that date.

Mandatory exemptions applicable to the Company

  Estimates: estimates made by the Company according to IFRS on January 1, 2012 (IFRS transition date), are consistent to estimates made at the same date according to the Argentine GAAP.
  Disposal of financial assets and financial liabilities: the Company, in accordance to what is set forth in the IFRS 1, applied IFRS 9 in a prospective way to financial assets which were disposed of in accounts as the result of its financial debt restructuring on May 12, 2006, as a consequence of not having the necessary information to apply the IFRS 9 at the time of the initial recognition of those transactions.
  Other compulsory exemptions set forth in the IFRS 1 that have not been enforced for being irrelevant to the Company are:
    Hedge accounting.
    Non-controlled sharing
    Implicit derivatives.

7.2. Main differences related to the valuation criteria.

The main difference identified between the Argentine GAAP and the IRFS are described above:

  Inventories:

  Under IFRS, inventories are valued at cost or net realizable value, whichever is lower (without accepting the method of registration knows as "Last in, first out"), while under Argentine GAAP they are valued at their reposition cost. As a consequence the Company re-estimated the values of the inventories at their historical cost applying the criterion of the method of registration "weighted average price", as the prevision for obsolescence.

  Other Credits:

  Under ARGENTINE GAAP,, the Company has been recognizing as credits all those charges that within the regulatory framework of its License are defined as allocable to its customers and besides there are antecedents of their effective recognition, as described in Note 8.8 to the individual financial statements. Although the Company has duly complied with the necessary requirements for its approval, the different state bodies involved in this tariff matters are delayed as regards the issuance of the resolution that authorizes the effective invoicing. This lack of resolution prevents, according to IFRS 18, payments from being considered for their total

  NOTE 7 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Contd.)

  nominal value as credits, until counting on a resolution that approves and implements the corresponding allocation.

  Moreover, under ARGENTINE GAAP,, the Company has been recognizing deferred tax asset balance as credits and income tax credits , or presumptive minimum income tax that are considered to be recoverable depending on future taxable income estimates. IFRS 12 -Income Tax, if the company has had recurrent fiscal losses, only allows recognizing deferred tax assets and fiscal credits related to income tax as long as they can be compensated with deferred tax liabilities.

  Tax effect of IFRS reconciliation entries

This adjustment represents tax effect on deferred income tax at a 35% rate on IFRS reconciliation entries previously described.

The Company has made the diagnoses of the most relevant differences as regards the valuation in its controlled company, MetroENERGIA, but has not found any substantial variation between the IFRS and the Argentine GAAP (Standards in Force).

7.3. IFRS reconciliations

In accordance to what is required by regulations from Technical Resolutions No. 26 and No. 29 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), shareholders' equity determined according to argentine accounting standards and the one determined according to IFRS as of December 31, 2012 and January 1, 2012 and the reconciliation of the complete result of fiscal year ended on December 31, 2012 are included below. To this extent, the Company has taken into account, while preparing reconciliations, those IFRS that are considered to be applicable for preparing its financial statements as of December 31, 2013. All entries and figures contained in this note are subject to changes and shall only be considered definite when annual accounting statements corresponding to the fiscal year when IFRS are applied for the first time, are prepared. The Company has adopted IFRS 9 in advance.

Entries and figures included in the reconciliation could be modified as long as, at the time of preparing financial statements as of December 31, 2013, the standards to be used were different.

NOTE 7 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Contd.)

7.3.1) Shareholders' equity Reconciliation as of December 31, 2012 and 2011.

Reconciliation between Shareholders' equity under Argentine GAAP and Shareholders' equity under IFRS standards as of January 1 st and December 31, 2012 and 2011 is described in detail in the chart below:

01/01/12	12/31/12
	Ref.	Thousands of Ps.	
Shareholders´equity under professional accounting standards		**515,798**	**372,993**
IFRS Adjustments - Increases (Decreases)			
Minority interest		**1,071**	**989**
Shareholders´equity and minority interest under professional accounting standards		**516,869**	**373,982**
1. Other receivables			
Municipal Levies to be the passed trough to tariff	7.2.b	(108,644)	(106,984)
Income tax, minimum presumed income taxes and tax loss carry forward		(98,838)	(135,877)
2. Inventories			
Change in basis of accounting - inventory valuation	7.2.a	(1,993)	(1,967)
3. Tax effects from IFRS adjustments	7.2.c	38,722	38,133
Subtotal adjustments		**(170,753)**	**(206,695)**
Shareholders´equity according to IFRS		**346,116**	**167,287**
Shareholders´equity according to IFRS attributable to controliing interest		345,045	166,298
Shareholders´equity according to IFRS attributable to minority interest		1,071	989

NOTE 7 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Contd.)

7.3.2) Reconciliation of the Result for the year as of December 31, 2012

Reconciliation between the Result for the year under Argentine GAAP and Result for the year under IFRS standards is described in detail in the chart below:

EXHIBIT A

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 12-31-12
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE YEAR ANNUAL RATE (1)	FOR THE YEAR AMOUNT (2)	ACCUMULATED AT END OF YEAR	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	76,156	-	-	-	76,156	27,133	-	2.0%	1,425	28,558	47,598
High pressure mains	294,342	-	840	(93)	295,089	190,363	(15)	2.22% to 10%	4,916	195,264	99,825
Medium and low pressure mains	1,774,133	-	69,629	(11,964)	1,831,798	572,478	(5,817)	1.19% to 10%	41,130	607,791	1,224,007
Pressure regulating stations	65,087	-	41	(81)	65,047	39,951	(48)	4% to 12.5%	2,102	42,005	23,042
Consumption measurement installations	352,062	-	5,098	(74)	357,086	163,778	(26)	2.85% to 5%	13,368	177,120	179,966
Other technical installations	52,213	-	1,104	-	53,317	46,068	-	6.67%	1,308	47,376	5,941
Machinery, equipment and tools	28,688	-	1,003	-	29,691	26,271	-	6.67% to 20%	527	26,798	2,893
Computer and telecommunications equipment	190,870	-	14,060	(48)	204,882	159,287	(47)	5% to 50%	9,266	168,506	36,376
Vehicles	10,986	-	-	-	10,986	9,197	-	10% to 20%	759	9,956	1,030
Furniture and fixtures	5,466	-	-	-	5,466	5,460	-	10% to 20%	2	5,462	4
Materials	15,732	24,425	(20,988)	(495)	18,674	-	-	-	-	-	18,674
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	68,298	84,611	(69,848)	-	83,061	-	-	-	-	-	83,061
Advances to fixed assets suppliers	1,485	7,642	(3,214)	-	5,913	-	-	-	-	-	5,913
Subtotal	2,953,233	116,678	(2,275)	(12,755)	3,054,881	1,239,986	(5,953)	-	74,803	1,308,836	1,746,045
Distribution network extensions constructed by third parties	68,447	-	2,580	(17)	71,010	15,796	(7)	1.82% to 2.38%	1,407	17,196	53,814
Offsetting item for distribution network extensions	(6,042)	-	(305)	-	(6,347)	(796)	-	2% to 2.38%	(138)	(934)	(5,413)
Allowance for obsolescence of materials (Exhibit E)	(1,035)	(440)	-	106	(1,369)	-	-	-	-	-	(1,369)
Allowance for disposal of fixed assets (Exhibit E)	(6,694)	(4,851)	-	6,044	(5,501)	-	-	-	-	-	(5,501)
Total as of December 31, 2012	3,007,909	111,387	-	(6,622)	3,112,674	1,254,986	(5,960)	-	76,072	1,325,098	1,787,576
Total as of December 31, 2011	2,915,493	102,572	-	(10,156)	3,007,909	1,192,616	(9,591)	-	71,961	1,254,986	1,752,923

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

EXHIBIT D

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

CURRENT INVESTMENTS

ISSUER	FACE VALUE	QUANTITY	LISTED PRICE AS OF 12-31-12	FACE VALUE PLUS ACCRUED INTEREST	BOOK VALUE AS OF 12-31-12	BOOK VALUE AS OF 12-31-11
		Thousands	Ps.	Thousands of Ps.		
CURRENT INVESTMENTS						
Units of mutual funds						
Fima Premium - Clase B	-	15,654.9	1.5804	-	24,741	5,315
Optimum CDB Pesos - Clase B	-	3,342.5	1.2300	-	4,111	-
Goal Pesos - Clase B	-	12,043.0	3.8143	-	45,936	33,169
Goal Capital Plus - Clase B	-	32,338.5	1.1021	-	35,639	37,837
Bank deposits						
Saving account	87	-	-	87	87	77
Time deposits	-	-	-	-	-	76,117
TOTAL CURRENT INVESTMENTS					110,514	152,515
NON CURRENT INVESTMENTS						
Units of mutual funds						
RJ Delta Ahorro - Clase B	-	239.3	2.7007	-	646	445
TOTAL NON CURRENT INVESTMENTS					646	445
Total					111,160	152,960

EXHIBIT E

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

ALLOWANCES

MAIN ACCOUNT	12-31-12					12-31-11
	BALANCE AT BEGINNING OF YEAR	INCREASE		DECREASE	BALANCE AT END OF YEAR	BALANCE AT END OF YEAR
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts	16,959	2,433	(1)	(3,945)	15,447	16,959
For obsolescence of materials						
Inventories	1,630	(142)	(2)	(137)	1,351	1,630
Fixed assets	1,035	440		(106)	1,369	1,035
For disposal of fixed assets	6,694	4,851	(3)	(6,044)	5,501	6,694
Valuation allowance on minimum presumed income tax	41,166	(7,260)		-	33,906	41,166
Total	67,484	322		(10,232)	57,574	67,484
Included in liabilities						
For contingencies						
Executive proceedings	28,703	4,241		-	32,944	28,703
Turnover tax GACBA	18,811	5,552		-	24,363	18,811
Rates and charges	23,393	1,071		-	24,464	23,393
Fines GACBA	2,554	3,736		-	6,290	2,554
Interpretation disagreements with the Regulatory Authority	10,839	2		(900)	9,941	10,839
Others	6,767	(2,718)		(26)	4,023	6,767
Total contingencies	91,067	11,884	(4)	(926)	102,025	91,067

Notes:

(1) Charged in results in the line Sundry materials of Exhibit H.
(2) Charged in results in the line Doubtful accounts of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H.
(4) Charged in results in the line Contingencies reserve of Exhibit H.

EXHIBIT F

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

OPERATING COST

EXHIBIT G

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

FOREIGN CURRENCY ASSETS AND LIABILITIES

MAIN ACCOUNT	12-31-12				12-31-11	
	FOREIGN CURRENCY AND AMOUNT		EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands			Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS						
CURRENT ASSETS						
Cash and banks						
Cash	US$	28	4.8780	137	29	124
	LBE	4	7.9228	32	4	27
	Euros	3	6.4390	19	3	17
	Real	5	2.3300	12	5	11
Banks	US$	92	4.8780	449	2,566	10,941
Investments	US$	18	4.8780	88	18	77
Trade receivables	US$	14,980	4.8780	73,072	17,249	73,550
Other receivables	US$	957	4.8780	4,668	795	3,390
	Euros	-	-	-	21	116
Total Current Assets				78,477		88,253
TOTAL ASSETS				78,477		88,253
LIABILITIES						
CURRENT LIABILITIES						
Accounts payable	US$	10,513	4.9180	51,703	12,645	54,424
	Euros	27	6.5041	176	8	45
	LBE	20	8.0026	160	-	-
Total Current Liabilities				52,039		54,469
NON-CURRENT LIABILITIES						
Reorganization liabilities						
Accounts payable	US$	5	4.9180	25	6	26
Financial debt	US$	225,021	4.9180	1,106,651	225,021	968,487
	Euros	27,003	6.5041	175,629	27,003	150,844
Total Non-Current Liabilities				1,282,305		1,119,357
TOTAL LIABILITIES				1,334,344		1,173,826

US$: United States Dollars

LBE: Pounds Sterling

EXHIBIT H

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

EXPENSES INCURRED

MAIN ACCOUNT	12-31-12						12-31-11
	FIXED ASSETS EXPENSES	OPERATING EXPENSES GAS SALES	OPERATING EXPENSES PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	7,433	74,093	-	72,693	68,160	222,379	170,658
Social security contributions	2,825	15,736	-	12,734	15,323	46,618	40,526
Directors´and members of Surveillance committee fee	-	-	-	1,340	-	1,340	1,340
Fees for professional services	-	679	-	5,787	350	6,816	17,702
Sundry materials	-	6,330	-	-	-	6,330	6,014
Fees for sundry services	-	24,621	-	1,818	28,668	55,107	39,274
Postage, telephone and fax	-	1,053	-	1,596	18,592	21,241	15,147
Leases	-	265	-	4,357	1,674	6,296	5,176
Transportation and freight charges	-	-	-	2,237	-	2,237	1,575
Office materials	-	774	-	2,226	368	3,368	2,731
Travelling expenses	-	661	-	573	69	1,303	904
Insurance premium	-	-	-	6,904	-	6,904	5,613
Fixed assets maintenance	-	41,696	-	20,065	72	61,833	53,247
Fixed assets depreciation	-	65,526	-	10,546	-	76,072	71,961
Taxes, rates and contributions	-	2,727	60,772	22,778	49,954	136,231	67,706
Publicity	-	-	-	-	1,909	1,909	1,442
Doubtful accounts	-	-	-	-	3,418	3,418	(1,856)
Bank expenses and commissions	-	-	-	322	10,402	10,724	7,493
Contingencies reserve	-	-	-	11,884	-	11,884	12,087
Others	-	3,796	-	748	454	4,998	6,374
Total as of December 31, 2012	10,258	237,957	60,772	178,608	199,413	687,008	525,114

Total as of December 31, 2011	8,514	204,762	35	158,746	153,057	525,114

METROGAS S.A.

BALANCE SHEET

AS OF DECEMBER 31, 2012 AND 2011

December 31, 2012	December 31, 2011
	Thousands of Ps.	
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 4 a))	37,891	39,374
Investments (Exhibit D)	81,662	147,200
Trade receivables, net (Note 4 b))	191,116	165,862
Other receivables (Note 4 c))	41,484	31,211
Inventories, net (Note 4 d))	6,693	7,649
Total current assets	358,846	391,296
NON-CURRENT ASSETS		
Other receivables (Note 4 e))	205,575	185,014
Investments (Exhibit C)	18,796	20,350
Fixed assets, net (Exhibit A)	1,787,576	1,752,923
Total non-current assets	2,011,947	1,958,287
Total assets	2,370,793	2,349,583
LIABILITIES		
CURRENT LIABILITIES		
Debts		
Accounts payable (Note 4 f))	288,860	186,376
Payroll and social security payable	48,920	38,830
Taxes payable (Note 4 g))	55,892	44,914
Other liabilities	10,938	10,154
Total debts	404,610	280,274
Contingencies provision (Exhibit E)	102,025	91,067
Total current liabilities	506,635	371,341
NON-CURRENT LIABILITIES		
Taxes payable (Note 4 g))	61,864	142,829
Reorganization liabilities (Note 4 h))	1,429,301	1,319,615
Total non-current liabilities	1,491,165	1,462,444
Total liabilities	1,997,800	1,833,785
SHAREHOLDERS' EQUITY (as per related statements)	372,993	515,798
Total	2,370,793	2,349,583

Notes 1 to 17 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

December 31,	
	2012	2011
	Thousands of Ps., except for per share information	
Sales (Note 4 i))	1,015,439	922,612
Operating cost (Exhibit F)	(783,063)	(678,838)
Gross profit	232,376	243,774
Administrative expenses (Exhibit H)	(177,808)	(158,106)
Selling expenses (Exhibit H)	(186,540)	(141,005)
Operating loss	(131,972)	(55,337)
Equity in income of subsidiary	20,294	25,840
Financing and holding results generated by assets		
Holding results	7,517	7,554
Result on present-valuing long term other receivables	(6,989)	(3,688)
Interest on commercial operations	4,872	3,935
Interest on financial operations	2,259	5,945
Exchange gain on financial operations	2,763	13,619
Financing and holding results generated by liabilities		
Interest on commercial operations	(3,405)	(3,231)
Exchange loss on comercial operations	(427)	(288)
Exchange loss on financial operations	(162,948)	(82,046)
Others	12,411	(3,811)
Other income net	15,600	15,729
Loss before income tax	(240,025)	(75,779)
Income tax (Note 3.5.i))	97,220	14,725
Net loss for the year	**(142,805)**	**(61,054)**
Basic loss per share (Note 3.6.)	**(0.25)**	**(0.11)**
Diluted loss per share (Note 3.6.)	**(0.25)**	**(0.11)**

Notes 1 to 17 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

METROGAS S.A.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

December 31,	
	2012	2011
	Thousands of Ps.	
Cash flow from operating activities		
Net loss for the year	(142,805)	(61,054)
Income tax accrued during the year	(97,220)	(14,725)
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in income of controlled company	(20,294)	(25,840)
Depreciation of fixed assets	76,072	71,961
Net book value of fixed assets retired	662	565
Allowance for doubtful accounts	-	(1,875)
Allowance for inventory obsolescence	298	453
Allowance for disposal of fixed assets	4,851	6,129
Contingencies provision	11,884	12,087
Materials consumed	4,571	4,926
Exchange differences on financial operations	162,948	82,046
Result on present-valuing long term other receivables	6,989	3,688
Other financial results	-	2,729
Changes in assets and liabilities		
Trade receivables	(25,254)	(14,872)
Other receivables	66,476	(34,171)
Inventories	(3,473)	(8,009)
Accounts payable	77,798	(54,067)
Payroll and social security payable	7,153	9,842
Taxes payable	(89,498)	12,799
Other liabilities	1,674	959
Contingencies provision	(926)	(118)
Minimum presumed income tax paid for the year	(7,018)	(567)
Net cash generated by (used in) operating activities	34,888	(7,114)
Cash flow used in investing activities		
Purchase of fixed assets	(116,678)	(109,128)
Dividends collected from MetroENERGÍA	14,769	17,000
Net cash used in investing activities	(101,909)	(92,128)
Decrease in cash and cash equivalents	(67,021)	(99,242)
Cash and cash equivalents at the beginning of the year	186,574	285,816
Cash and cash equivalents at the end of the year (1)	119,553	186,574

Notes 1 to 17 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

(1) From cash and cash equivalents as of December 31, 2012 and 2011, Ps. 47,606 thousand and Ps. 53,499 thousand corresponding to balances related to Trust Funds were deposited next month.

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35 year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10 year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Note 2, Note 8 and Note 14, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - REORGANIZATION PROCEEDING AND INTERVENTION OF THE COMPANY

2.1 Reorganization Proceeding

As a consequence of different scenarios that significantly affected the Company's ability to generate enough fund flows to satisfy payments to its suppliers and financial creditors, on June 17, 2010 MetroGAS' Board of Directors requested a Reorganization proceeding which was filed before the National Court for Commercial Matters No. 26, Secretariat No.51, case record No. 056,999. The Shareholders' Assembly carried out on August 2, 2010 ratified the decision taken by the Board.

Once all legal steps stipulated by the Bankruptcy Law ("LCQ") were complied with, on February 2, 2012 the Company presented a total and final reformulation of the preventive agreement proposal for unsecured verified creditors who are declared acceptable consisting in the payment of verified or declared unsecured credits by means of releasement, swap or "dacion en pago" (giving in payment) of such credits, of two kinds of negotiable bonds (the "New Negotiable Bonds") to be due on December 31, 2018. The New Negotiable Bonds shall be in American dollars and their capital`s amounts at the date of issuance shall be the following: i) a Class A equivalent to 53.2% of the amount of the verified or declared acceptable unsecured credit and ii) a Class B equivalent to 46.8% of the amount of the verified or declared acceptable unsecured credit. In the same way, within each one of the New Negotiable Bonds categories, two different series shall be issued in order to differentiate unsecured credits originated in previous negotiable bonds (L Series) from the rest of unsecured credits (U Series).

NOTE 2 - REORGANIZATION PROCEEDING AND INTERVENTION OF THE COMPANY (Contd.)

Besides, the Company offers to pay on the date of issuance of the New Negotiable Bonds, an amount equivalent to the interest that Class A New Negotiable Bonds previously mentioned, had accrued since January 1, 2011 up to issuance date, at an 8.875 % nominal interest rate. The New Negotiable Bonds' capital shall be totally paid off in a sole payment on its maturity date on December 31, 2018. Class A New Negotiable Bonds shall be callable in accordance to their terms and conditions since their issuance date. Class B New Negotiable Bonds shall only be taken as callable bonds in accordance to their terms and conditions as from the date of (x) the early expiration of the maturity date of Class A New Negotiable Bonds as a result of the occurrence of certain alleged noncompliance contemplated in the main terms and conditions of the New Negotiable Bonds or (y) bond holders of at least 25% of Class A New Negotiable Bonds, L Series, have made a written request to the debtor and the trustee to declare the early expiration of the maturity date of Class A New Negotiable Bonds as a result of the occurrence of certain alleged noncompliance contemplated in the main terms and conditions of the New Negotiable Bonds (any of the events described in (x) or (y), or a "Triggering Event"), provided that this Triggering Event occurs: (i) within the first year counting as from the date of issuance of the New Negotiable Bonds or (ii) on or before June 30, 2014, whichever occurs later ("Deadline") . If, on or before the Deadline no Triggering Event has taken place, then Class B New Negotiable Bonds will be paid off automatically and the Company will have no debts related to them. Class A New Negotiable Bonds will accrue interests over the amount of their capital in circulation at a 8.875% nominal annual rate, as from the date of their issuance up to the date of their pay-off which is going to be calculated and paid in agreement with their terms and conditions. Class B New Negotiable Bonds will only accrue interests over the amount of capital corresponding to Class B New Negotiable Bonds if a Triggering Event occurs within the Deadline and as from the moment such Triggering Event takes place. Such interests will also be accrued at an 8.75% nominal annual rate, as from the date of the Triggering Event up to the date of their pay-off which will be calculated and paid in agreement with their specific terms and conditions.

On May 22, 2012 the Company presented a consolidated text of the proposal analyzed with some modifications related to small changes in the stipulated dates for the occurrence of certain events (capitalization of interest and calculation of Deadline, among others) and eliminating the purchase offer that the company had to make in case of a share control change.

On September 6, 2012 the intervening court passed resolution approving the meeting of creditors of the Company and declaring it ended on the terms of the bankruptcy legislation, stipulating the constitution of a definite commission of creditors.

Note 17, subsequent events, describes the debt swap and the issuance of New Negotiable Bonds made by the Company on January 11, 2013 for verified and declared acceptable unsecured creditors.

On February 1 st and 13, 2013 the Company confirmed in the legal proceedings files that the swap was fulfilled and that the New Negotiable Bonds were released, as well as the capitalization and payment of interests, in order to obtain the removal of all general inhibitions and the legal declaration of the accomplishment of the meeting of creditors within the terms and conditions of Section 59 in fine of the LCQ.

NOTE 2 - REORGANIZATION PROCEEDING AND INTERVENTION OF THE COMPANY (Contd.)

Meanwhile, the Company is negotiating with privileged creditors in order to make them pay off their corresponding debts.

2.1 Intervention of the Company

Due to our reorganization proceeding filing, on June 17, 2010 MetroGAS was notified of the ENARGAS Resolution No. I-1,260 which stipulated that it is under intervention for a 120-day term appointing Engineer Antonio Gomez as Interventor.

The above mentioned Resolution established that the intervention has to be in charge of supervising and controlling all regular administrative and disposal activities that may affect the normal rendering of the gas distribution public service that is subject to the License. In addition, it stipulated to perform an integral audit of MetroGAS and within the framework of the said audit, to determine and assess the value of all MetroGAS' assets transferred by the PEN through Executive Order No. 2,459/92 and those added at a later date.

The intervention and the appointing of Engineer Antonio Gomez as Interventor have been extended in different opportunities for one hundred twenty days, in the same term and conditions, being the last extension stipulated by the ENARGAS through Resolution 2,448/13 on February 1, 2013.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the previous year.

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV, assuming that the Company will continue as a going concern.

The CNV has set forth, through Resolution No. 526/09 and No. 576/10, the enforcement of Technical Resolution No. 26 of the FACPCE ("Argentine Federation of Professional Councils in Economic Sciences") which adopts, for entities included in the public offer regime of Law No. 17,811, the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). In accordance to CNV Resolution No. 600 on January 24, 2012 for licensee companies of the public utility service of gas transportations and distribution, the enforcement of these standards will be compulsory for the Company as from fiscal year stared on January 1, 2013, being transition date on January 1, 2012. See Note 16 to individual financial statements.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and contingency provision.

Actual future results might differ from estimates and evaluations made at the date of preparation of these financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the financial statements as of December 31, 2012 and 2011.

The rate used for restatement of items was the Internal Wholesale Price Index ("IPM") published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of December 31, 2011 and results for the years ended as of December 31, 2011 disclosed in these consolidated financial statements for comparative purposes, arises from the financial statements as of such dates and it includes reclassifications made for presentation on a comparative basis with those for the current year, as a consequence of deferred tax liability caused by the inflation adjustment of fixed assets (See Note 3.5.i)

The adjustment of retained earnings that has resulted from registering deferred tax liabilities, previously mentioned, is described in detail in the chart below:
Concept	Unappropiated Retained Earnings effect as of 31/12/2012	Effect on result for the year ended 31/12/2012 (gain)	Unappropiated Retained Earnings effect as of 31/12/2011	Effect on result for the year ended 31/12/2011 (gain)	Unappropiated Retained Earnings effect as of 31/12/2010
	Thousand of Ps.
Deferred tax liability generated by the Inflation Adjustment of fixed assets	(223,865)	13,120	(236,985)	12,067	(249,052)

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

c) Short-term investments

Units in mutual funds were valued at their market value at the end of the year.

Saving accounts and time deposits were valued at their nominal value plus interest accrued at the end of the year.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The credit balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending to bill.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each year.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating, when it concern, financial results accrued through year-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Values thus obtained incorporating financial results accrued through year-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

f) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each year.

g) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of December 31, 2012 and 2011 issued by the company.

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the year.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the years ended December 31, 2012 and 2011 amounted to Ps. 10,258 thousand and to Ps. 8,514 thousand, respectively.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of fixed assets does not exceed its economic utilization value at the end of the year.

i) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences between the accounting valuation and the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment accounting of the inflation adjustment and to the financial results (interest and exchange differences) capitalized under those items.

According to what was stipulated in CNV General Resolution No.487/06, the Company had chosen not to recognize the deferred liability caused by inflation adjustment included in the accounting valuation of fixed assets and to state its effect on note to the financial statements. On July 1, 2010, the CNV (National Securities and Exchange Commission) issued General Resolution No. 576/10 by means of which MetroGAS recognized at the closing of fiscal year ended on December 31, 2012 a deferred tax asset amounting to Ps. 223,865 thousand with a balancing entry in retained earnings.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these financial statements has been applied to the temporary differences identified and tax loss carry forwards.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Reorganization liabilities	Other	Total
	Thousand of Ps.
Balances as of December 31, 2011	22,798	21,363	32,692	21,504	7,315	(1,025)	104,647
Movements of the year	75,491	1,781	3,825	5,498	(7,315)	(138)	79,142
Balances as of December 31, 2012	98,289	23,144	36,517	27,002	-	(1,163)	183,789

Deferred liabilities
	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2011	(247,565)	89	(247,476)
Movements of the year	10,917	(98)	10,819
Balances as of December 31, 2012	(236,648)	(9)	(236,657)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 98,289 thousand at the end of the year. That tax loss carry forward can be offset against profits for future years expiring in Ps. 5,392 thousand in 2014, Ps. 14,776 thousand in 2016 and Ps. 78,121 thousand in 2017.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Net deferred liability derived from the information included in the preceding tables amount to Ps. 142,829 thousand and Ps. 52,868 thousand at the beginning and at the end of the year, respectively.

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

j) Minimum presumed income tax

The Company calculates minimum presumed income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum presumed income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum presumed income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2022.

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum presumed income tax which amounts to Ps. 33,906 thousand at the end of the year.

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

m) Reorganization liabilities

Liabilities in local currency were valued at their nominal value incorporating, when it concern, the financial results accrued until the date of presentation of reorganization proceeding (concurso preventivo).

Liabilities in foreign currency were valued at year-end exchange rates.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

As of December 31, 2012, reorganization liability includes the verified debt with financial and non-financial creditors subject to debt swap made after the closing of the fiscal year (see Note 17), the Company's bankruptcy proceeding and the debt with privileged creditors are in a negotiation stage so as to be cancelled.

n) Contingency provision

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year.

Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of operations accounts

Statements of operations accounts are shown at nominal value, except depreciation of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted loss per share

Basic and diluted loss per share is calculated based on weighted average shares at December 31, 2012 and 2011, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are disclosured in Note 3.7. to the consolidated financial statement.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

Investments bearing interest according to the following detail: 1) time deposits at an annual average rate in pesos of 19.59% as of December 31, 2011; and 3) mutual funds at an annual average rate of 8.43% as of December 31, 2012 and 7.93% as of December 31, 2011.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debt (Note 9) and Taxes payable in relation to the payment facilitation plans which accrued interest until the date of presentation of reorganization proceeding (concurso preventivo) (See Note 2), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with certain affiliates of the shareholders of Gas Argentino. As of December 31, 2012, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF Inversora" controlled by YPF) (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively.

These financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.
  Fees accrued under the terms of a Personnel Supply Agreement with YPF S.A.
  Rendering of services and gas and transportation sales to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2012 and 2011 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a year of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.
  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.
  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.
  Bankruptcy, dissolution or liquidation of the Company. Therefore, the reorganization proceeding does not affect the normal course of the operations of the Company or, consequently, is a cause of revocation of the Company's license.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.
  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

8.2. Tariff renegotiation

The Public Emergency and Exchange Regime Reform Law No. 25,561 ("Emergency Law") from January 7, 2002, modified the legal framework in force for license contracts of public services companies.

The main provisions of the above mentioned Law that have an impact on the License duly granted to MetroGAS by the National Government and that modify express provisions of Law No. 24,076 (the "Gas Law") are the following: "pesification" of tariffs that were fixed in convertible dollars at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustments based on any foreign index, thus not allowing the application of the international index specified in the Regulatory Framework (US Producer Price Index-PPI), and the renegotiation of the license granted to the Company in 1992.

In fact, the Emergency Law established the beginning of a renegotiation process of utility contract services granted by the National Executive Power ("PEN") without detriment to the requirements that utility services companies must go on complying with all their obligations. The process began in 2002 and the Economy and Production Ministry ("EM") was entitled to carry out the renegotiation through the Committee for the Renegotiation of Contracts for Public Works and Services ("CRC"), this committee was then replaced by the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") by means of Executive Order No. 311 in 2003. The UNIREN was presided by the EM and by the Ministry of Federal Planning, Public Investment and Services ("MPFIPyS").

The Emergency Law, which was originally to be due in December 2003, was extended several times until December 31, 2013. The terms for renegotiating licensees and public services concessions were also extended.

Although MetroGAS strictly complied with the submittance of all information required, the renegotiation process is still delayed being not possible for the Company to achieve an agreement.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

On October 1, 2008, MetroGAS signed a Temporary Agreement with the UNIREN which was ratified by the Shareholder's Meeting on October 14, 2008 and approved by the Executive Power on March 26, 2009 by Decree No. 234 published on April 14, 2009. The mentioned Temporary Agreement establishes a Transitional Tariff Regime as from September 1, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The amounts resulting from the effectively received increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area. The Temporary Agreement was not applied yet, due to the fact that tariff charts have not been issued.

During the year, notes were sent to the ENARGAS, UNIREN and the MPFIPyS insisting on the Company's vital need to reach a definite consensus to successfully end the reorganization proceeding started on June, 2010.

In this framework, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose. This lawsuit was expanded on February 13, 2013, and, in this opportunity, the claimed amount was stipulated.

On November 21, 2012, the Company, as well as the rest of the other gas distributing companies, except for one, subscribed an Agreement ("Act") with the Enargas, which in accordance with the ENARGAS' note ENRG/SD/I 13,352 received on November 29, 2012, is in full force. In this Agreement a fixed amount per invoice is agreed, stating a difference by customer category. The amounts collected for this concept by Distributing Companies will be deposited in a trust fund created to this effect and used to carry out infrastructure works, connection works, re-potentiation, expansion and/or technological modification of the systems of gas distribution through networks, security, reliability of the service and integrity of the network, as well as maintenance and any other related expense that may be necessary to provide the gas distribution public service within the service area. On the other hand, gas distributing companies will have to have the approval of an Execution Committee to be created within the trust fund, to implement an Investment Plan of Consolidation and Expansion expressed in physical and financial terms whose guidelines shall be determined in the trust fund contract to be entered into between the Company and Nacion Fideicomisos S.A.

The amounts that gas licensees receive will be taken as a payment on account of the tariffs adjustments stated in the License renegotiations agreements duly subscribed, in the specific case of MetroGAS, the Temporary Agreement approved by Executive Order No. 234/09. MetroGAS' collection, as a consequence of implementing these new fixed amounts, would approximately amount to Ps. 190 million annually.

On November 29, 2012 the ENARGAS resolution No. 2,407/12 was published in the Official Gazette, specifying that MPFIPyS Resolution No. 2,000/05 had been complied with. As a consequence of this the ENARGAS authorized Distribution Companies to collect the charge previously mentioned, stating that it had to be included in the invoices in accordance with the methodology duly stipulated by the Regulatory Authority.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

The Company has been invoicing this new tariff since December 3, 2012.

On December 11, 2012 the ENARGAS sent a model contract of financial trust fund and of private administration (Trust-Fund Agreement) to be subscribed by Gas Distribution Companies and Nacion Fideicomisos S.A. The Trust-Fund Agreement was subscribed on December 12, 2012.

On January 16, 2013 the Operative Manual was signed at the ENARGAS in accordance to the model that had been duly sent by the regulatory authority.

The Trust Fund Agreement and the Operative Manual stipulate the general guideless for the administration of the deposited funds. Distribution Companies will have to deposit, on a monthly basis, the amounts collected from customers together with a sworn statement that shall be submitted before the ENARGAS and the Nacion Fideicomisos S.A. Additionally the annual Investment Plan of Consolidation and Expansion will have to be submitted to the Execution Committee for its approval. After getting such approval as well as any possible changes, and once the sworn statement is examined together with the progress of improvement works, the Execution Committee is responsible for approving the funds' availability in order that Nacion Fideicomisos makes the corresponding payments to suppliers for and on behalf of Distributing Companies. To the same extent, it is important to point out that the trust fund agreement subscribed by MetroGAS contemplates the possibility to be financed by Nacion Fideicomisos S.A., only if all those improvement works that need financing had been stated in detail and if they had been approved by the Execution Committee. The said improvement works shall be financed with the Trust Fund Capital and only certain percentage of the net fixed amounts collected, may be committed by the Distributing Company.

On February 1, 2013, MetroGAS submitted to the ENARGAS the Investment Plan of Consolidation and Expansion for its approval.

8.3 Unbundling of natural gas

Due to regulatory changes that have been made occurred in natural gas sector since 2005, it was created the "gas unbundling" process, by which the different categories of customers (except for residential customers and small commercial customers, as well as non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions that have to acquire natural gas directly from producers and/or marketers of natural gas, being limited the distribution companies to give exclusively transportation and distribution services of natural gas.

Additionally and at the same year, a Mechanism for Assigning Natural Gas to CNG stations, through which, CNG stations get natural gas by means of an assignment of natural gas volumes system within the Electronic Gas Market ("EGM").

In this context, MetroENERGÍA was conformed as a natural gas trading company during 2005, in order to keep the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company had to perform.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

MetroENERGIA, was authorized by the ENARGAS to act as a natural gas trading company and/or gas transporting company, and subscribed as agent of the EGM.

MetroENERGIA has been carrying out actions since its creation which made it possible to retain most of the industrial and commercial customers duly contemplated in the "unbundling" process of the Company's area, thus being able to maintain the participation of these categories of customers within MetroGAS' sales portfolio.

8.4 Complementary Agreement with Natural Gas Producers

Resolution No. 1,070/08 by the ES was published on October 1, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

In accordance with the Complementary Agreement, the ENARGAS Resolution No. I/409/08, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase on the value of natural gas at the point of entry into the transportation system was stipulated ; such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/08 increases on the price of natural gas had to be fairly allocated on the different components of the users final tariff so as to guarantee that the distributors' equation is kept unaltered after this raise, the ENARGAS made the necessary tariff adjustments, issuing as regards the Company the ENARGAS Resolution No. I/446/08 by means of which it approved a new tariff scheme reflecting the mentioned increases in force as from September 1, 2008 (as from October 1 , 2008 for CNG increases) without considering in this tariff scheme the readjustment of the distribution tariff.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/08 was published by means of which and based on the Complementary Agreement approved by ES Resolution No. 1,070/08, the ES fixed new natural gas prices at the point of entry into the transportation system.

As a result of this the ENARGAS issued Resolution No. I/566/08, published on the same day approving the new tariff scheme to be applied reflecting those new increased prices for natural gas. It is worth pointing out that this last Resolution coexists with ENARGAS Resolution No. 2,407/12 previously mentioned in section 8.2 ("Tariff Renegotiation")

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.5. Procedure for Gas Applications, Confirmations and Control.

On October 4, 2010, ENARGAS Resolution No. 1410/10 was published in the Official Gazette, which approved the new Procedure for Gas Applications, Confirmations and Control that will have to be complied with by different acting parties within the natural gas industry, including natural gas distributing companies. This Resolution made an impact on the daily operation of nominations, transportation and distribution of natural gas. Since October 1, 2010, when this Procedure started to be in force, MetroGAS has, on a daily basis, counted on the total necessary natural gas volume that is necessary to supply its uninterruptible demand

8.6 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by the MPFIPyS created the above mentioned Total Energy Plan which was then ruled by different resolutions that enlarged and extended its enforcement.

The total Energy Plan includes a propane-air provision plan under the responsibility of ENARSA. In connection to this last matter, ENARGAS Resolution No. I/831/09 was published on August 20, 2009 by means of which new specifications were set for synthetic natural gas to be injected into the system of distribution. At present a plant injecting gas (propane-air) into MetroGAS' distribution system is operating. The said plant is operated by ENARSA. MetroGAS is responsible for controlling that all quality measures which are required by the ENARGAS to ensure a safe operation, are met at all times.

Through ES Resolution No. 24/08, modified by Resolution ES No. 1,031/08 and Resolution ES No. 695/09, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability.

8.7 Trust Funds

As of the date of issuance of these financial statements, MetroGAS has to invoice, collect and settle three specific charges, allocated differently. The Company carries this out on behalf and order of Nacion Fideicomisos S.A. as trustee of three different trust fund contracts.

The so called specific charge I (ruled by PEN Executive Order No. 180/04 and related regulations) and the specific charge II (ruled by Law No. 26,095 and related regulations) are covered by the whole pool of users of the natural gas service different from the residential segment and are intended for paying infrastructure works for the expansion of the natural gas system of transportation.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Meanwhile, specific charge III (ruled by PEN Executive Order No. 2,067/08 and related regulations, then included in Law No. 26,095 as stipulated by Law No. 26,784 of the 2013 Budget for the National Administration) is covered by the same customers that pay the previous charges, including in this case the majority of subcategories of residential customers, being intended for paying the import of additional natural gas volumes that may be necessary to meet the residential demand.

It is important to point out that none of these three specific charges invoiced and collected by MetroGAS are incorporated to the Company`s assets. On the contrary, one received, the Company is compelled to deposit them into the trust fund accounts duly designated by the Trustee, thus ending MetroGAS actions to this respect.

8.8 Municipal Rates

The regulatory framework in force and duly applicable to the distribution of natural gas contemplates the reallocation on tariffs of all new taxes or levies or rate increases, applicable since the beginning of the operations on December 29, 1992, as well as, under certain conditions, the free use of public space concerning the laying of natural gas pipelines.

As of the date of issuance of these financial statements the Company could not made any reallocation on tariffs of the payments made to the different municipalities from the province of Buenos Aires and from the Autonomous City of Buenos Aires ("CABA"), regarding these concepts.

MetroGAS considers there is an acquired right concerning the reallocation on tariffs of amounts paid for the Study, Revision and Inspection of Works in Public Spaces Levy of the GACBA and for the Occupation of Public Space Levy of the Autonomous City of Buenos Aires, Esteban Echeverría, Almirante Brown, Ezeiza and Florencio Varela every time it is thus stipulated by the regulatory framework of the gas industry. Law No. 24,076 (Article 41) and Executive Order No. 2,255/92 (Article 9.6.2) stipulate that variations of costs originated in tax changes shall be reflected on tariffs, for this reason Ps. 63,032 thousand and Ps. 101,259 thousand have been registered for these concepts under the heading "Other Non-current Credits", respectively (Note 4.e)).

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's Financial Debt as of December 31, 2012 and 2011:
	December 31,
	2012			2011
	Thousands of Ps.	Interest Rate	Maturity	Thousands of Ps.	Interest Rate	Maturity
Negotiable Bonds (1)
Series B	1,971	7.375% (8)	09/27/2002	1,693	7.375% (8)	09/27/2002
Interest payable	1,122	-	-	964	-	-

Negotiable Bonds (2)
Series 1	1,036,938	9% (3 y 8)	12/31/2014 (6 and 8)	907,477	9% (3 y 8)	12/31/2014 (8)
Series 2 Class A	30,761	7% (4 y 8)	12/31/2014 (7 and 8)	26,921	7% (4 y 8)	12/31/2014 (8)
Series 2 Class B	169,565	5.8% (5 y 8)	12/31/2014 (7 and 8)	145,635	5.8% (5 y 8)	12/31/2014 (8)
Interest Payable	41,923	-	-	36,641	-	-
Total financial debt	1,282,280			1,119,331

  Correspond to the Global Program for issuing unsecured non-convertible Negotiable Bonds, approved by the Extraordinary Shareholders' Meeting held on December 22, 1998.
  Correspond to the Global Program mentioned in point (1) extended for 5 years by the Extraordinary Shareholders' Meeting held on October 15, 2004 and subsequently extended for an additional period of 5 years by the Extraordinary Shareholders' Meeting held on February 24, 2010.
  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.
  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.
  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.
  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.
  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16-2/3% each subsequent June 30 and December 31 until December 31, 2014.
  Financial interest were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

In March 2002, MetroGAS suspended principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

NOTE 9 - FINANCIAL DEBT (Contd.)

After, in May 2006, the Company restructured its unsecured indebtedness pursuant to an APE ("Acuerdo Preventivo Extrajudicial") under Argentine law and made the effective exchange of the bonds, consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount.

Additionally the Company made payments amounting to US$ 105,608,445, for cash options received along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The Negotiable Obligations issued contain a series of restrictions and commitments, which, among others, include the mandatory redemption with excess cash and limitations to additional indebtedness for making certain investments, for certain restricted payments to asset sales and for transactions with controlling company, controlled company or under common control.

The adverse financial conditions that the Company faces, led its Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company's outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company's outstanding debt obligations.

On April 13, 2011, MetroGAS has hired Banco Macro S.A. as financial advisor in order to receive advise in relation to making a debt restructuration proposal of its negotiable Obligations and others debts included in the reorganization procedure.

On February 2, 2012 the Company presented a total and final reformulation of the preventive agreement proposal for unsecured verified creditors who are declared acceptable.

The final reformulation of the preventive agreement proposal mentioned before consisted in the payment of verified or declared unsecured credits by means of releasement, swap or "dacion en pago" (giving in payment) of such credits, of two kinds of negotiable bonds (the "New Negotiable Bonds") to be due on December 31, 2018 (See note 2 for further information).

On September 6, 2012 the intervening court passed resolution approving the meeting of creditors of the Company and declaring it ended on the terms of the bankruptcy legislation, stipulating the constitution of a definite commission of creditors.

Note 17 describes the debt swap and the issuance of New Negotiable Bonds executed by the Company after the end of the year.

NOTE 10 - COMMON STOCK

As of December 31, 2012, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Common Stock as of December 31, 2012	569,171

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively. On June 17, 2010, we received a notice from the NYSE that MetroGAS' ADSs had been suspended from trading on the NYSE as a result of our filing for voluntary reorganization.

On June 3, 2011, YPF Inversora Energética S.A. ("YPFIE") informed to the Company that it had signed a Stock Purchase Option Agreement with BG Inversiones Argentinas ("BGIA") Through this option, BGIA granted YPFIE the option to purchase all the Class A shares of Gas Argentino S.A. ("GASA"). The purchase option that could be exercised by YPFIE until August 31, 2011, was extended to the exclusive option of the latter until October 5, 2011 and afterwards again until December 26, 2011. Likewise, the Stock Option Agreement granted to YPFIE the right to acquire from BG Argentina S.A. all shares in MetroENERGÍA, representing 2.73 % of the capital stock.

NOTE 10 - COMMON STOCK (Contd.)

However, on December 23, 2011, YPFIE informed to the Stock exchange of Buenos Aires and to the CNV that it would not exercise the Stock Option to purchase those shares. MetroGAS was notified on December 29, 2011.

On November 14, 2012, Gas Argentino received a notification from BG Inversiones Argentinas S.A. stating that the latter had entered into an agreement with Integra Gas Distribution LLC to sell its 40,793,136 Class A shares in Gas Argentino S.A.. The transferability of the shares was subject, among other conditions, to obtaining the corresponding regulatory approvals and to the fact that YPF Inversora Energètica S.A declined its preferential right to exercise the purchase option. The agreement also included, subject to other additional conditions besides the previously mentioned ones, selling 38,941,720 Class B shares that BG Gas International B.V. had in MetroGAS.

On November 30, 2012, Gas Argentino was notified by "BG Inversiones Argentinas S.A." that "YPF Inversora Energetica S.A." would exercise its preferential right as regards Integra Gas Distribution LLC's purchase offer and that it included: (i) 40,793,136 Class A shares belonging to BG Inversiones Argentinas S.A.("BGIA") in Gas Argentino, representing 100% of the share capital and BGIA's votes in Gas Argentino, (ii) 6,279 shares belonging to BG Argentina S.A. in MetroENERGIA S.A.", representing 2.73% of its Common Stock and (iii) eventually, subject to other additional conditions besides the ones already mentioned, 38,941,720 Class B shares from BG International B.V. in MetroGAS. The transferability of shares depends, among other conditions, on obtaining the corresponding regulatory approvals.

If the purchase option is completed, YPF Inversora Energetica S.A. would be the owner of a 100% of GASA's shares and votes, company that controls 70% of MetroGAS' capital and votes.

On December 31, 2012, the Company`s accumulated losses exceeded more than 50% of the capital and the reserves and amounted to Ps. 926,323 thousand. For this reason, MetroGAS is affected by the regulations from Section 206 of the Argentine Corporations Law No. 19,550, which stipulates a mandatory reduction in capital.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

Any voluntary decrease, redemption or distribution of the Company's shareholders' equity, except for dividends payment, will require prior authorization by ENARGAS.

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

In accordance to the terms and conditions of the New Negotiable Bonds issued by MetroGAS according to what is described in Note 17, cash dividends distribution would depend on the Company having recovered, paid off or bought an amount of capital of at least USD 75 million of Class A Negotiable Bonds, as long as a Triggering Event had not taken place, and in which case, Class B Negotiable Bonds capital will also be considered.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The "Pliego" stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The "Pliego" states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,
  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Ashmore Funds") and by Marathon ("Marathon Funds"), by means of which Gas Argentino would cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Ashmore Funds and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Ashmore Funds and Marathon Funds, respectively. Such agreement was, among other conditions, subject to the approval of the ENARGAS and of the Secretariat of Interior Commerce with prior agreement of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia - "CNDC"). Through Resolution No. I/097 dated September 14, 2007, the ENARGAS approved the transference of shares, remaining pending the agreement of the CNDC and the approval of the Secretariat of Interior Commerce.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their willingness to terminate the financial debt restructuring agreement signed by Gas Argentino on December 7, 2005 with all its creditors. Marathon exercised the power as set forth in said agreement, which stated that any holder of the Gas Argentino's financial indebtedness would be able to terminate the agreement if corresponding approvals were not obtained.

As a consequence of that, many creditors started claims against Gas Argentino, including a bankruptcy proceeding filed on May 11, 2009. Consequently, on May 19, 2009, Gas Argentino' Board of Directors decided to file a judicial motion for Reorganisation Proceedings. On June 8, 2009, the National Court decided the opening of the Reorganisation Proceedings, ordering the suspension of trials for equity reasons against Gas Argentino.

Once accomplished the Reorganisation Proceeding legal steps, by the Banckruptcy Law, on February 10, 2012 Gas Argentino presented a reorganization proceeding proposal to the creditors whose claims do not enjoy a priority, verified or declared admissibles.

On August 6, 2012, Gas Argentino presented an amendment to the reorganization proposal addressed to unsecured creditors with verified and admissible claims.

The improved proposal consists of paying the verified or admitted unsecured claims through the delivery - in exchange and accord and satisfaction for said claims - of Notes with public offering in American Dollars. The Notes shall be issued as follows: I) Class A equal to thirty eight point six percent (38.6%) and ii) Class B equal to sixty one point four (61.4%) -considered in American Dollars- of the total amount of the unsecured verified or admissible claims (the "Negotiable Obligations"). The Notes shall depreciate in only one payment to be made on the first of the following: i) three calendar years counted as from the issue of the New Notes, or (ii) on December 31, 2015, or if the Company paid the total amount of the accrued and non-capitalised interest and the capital corresponding to the interests capitalised under the terms of the issue, then the maturity of the Notes shall take place (i) on the first of these two events: (i) four calendar years counted as from the issue date, or (ii) on December 31, 2016. Class B Notes shall only be called in should there be a Triggering Event, as defined in the Proposal, on or before the Deadline (defined as the first of (i) the third anniversary from the issue date of the Notes or (ii) December 31, 2015). Class A Notes shall accrue interest from the date of issue, at an annual rate of 8.875%, to be paid every six months, and Class B Notes shall only accrue interest as from the date of a Triggering Event at an annual rate of 8.875%, to be paid every six months.

On August 22, 2012 the intervening court ratified the Gas Argentino's Reorganization Agreement and declared it terminated under the terms of the legal requirements. It also ruled the termination of the activities of the Trustees of the Reorganisation Proceedings who, being this a "small reorganisation" under the terms of section 288 of the Bankruptcy Law, and since a creditors' committee was not constituted, shall be in charge of controlling the compliance of the agreement.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

The exchange of the New Negotiable Obligations ("new bonds") will take effect as soon as possible, once all of the Company's requirements are met and all of the authorizations from the controlling bodies are met, which should take place on or before 120 days after the ratification of the official termination of the reorganization proceedings is issued. Gas Argentino shall not be held responsible for the delays of the regulatory bodies, stock exchange or registration entity.

Against the Exchange of the new bonds, the physical cancellation of the securities and instruments corresponding to traded credits and paid with the delivery of said bonds shall take place.

On the other hand, once the new bonds are made available and the payment or capitalization, depending on the case, of the interest provided for in the Reorganization Agreement occurs, Gas Argentino will have to show proof of payment before the intervening court and will then be qualified to obtain the lifting of the Company's general penalties and to request and obtain the court ruling about the official fulfilment of the reorganization proceedings under the terms of article 59 as stated in the Bankruptcy Law.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since inappropriate retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN (Contd.)

On March 6, 2008, the Board of Directors of MetroGAS approved Class "C" shares conversion to Class "B" shares, requested by the PPP Executive Committee on March 3, 2008.

On May 21, 2008, MetroGAS received a letter from the CNV notifying that share conversion will remain subject to the presentation of the Resolution of National Government approving the fully payment of the outstanding balance of the acquisition price of the Class "C" shares. The mentioned fully payment was approved by the ME through Resolution of National Government No. 252, on August 22, 2008.

On December 30, 2008, the PPP Executive Committee requested MetroGAS to suspend the conversion procedure presented before the CNV and the BCBA until further notices.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, since the beginning of the concession, MetroGAS has entered into long-term contracts for the purchase of gas and gas transportation services.

14.1. Gas supply

The Company operates with the following mainly suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy, and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette through which was approved the proposed draft of the "Agreement with Natural Gas Producers 2007 - 2011 ", then executed by certain natural gas producers, triggering its enforceability. Basically, the Agreement 2007-2011: i) set forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), ii) indicates certain price adjustment parameters depending the type of consumer, and iii) establishes the mechanisms of natural gas re-routing and additional injections to guarantee the supply of the domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and conditions. Opportunely, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither complied with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

As from August 1, 2007, the natural gas producers are supplying natural gas to MetroGAS in the volumes set forth under the Agreement with Natural Gas Producers 2007-2011 and based on several notes issued by the Undersecretary of fuels and EGM, as delivery arrangements considering that those contracts with gas producers do not exists.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

On September 19, 2008 the ES subscribed with natural gas producers the "Complementary Agreement with Natural Gas Producers" (Resolution No. 1,070) aimed at restructuring gas prices at well head and segmenting the residential demand for natural gas, complementary to the Agreement approved by Resolution No. 599/07. The said Agreement was in force as from September 1, 2008, except for CNG, which was applied as from October 1, 2008.

Additionally, on December 16, 2008 the ES issued Resolution No. 1,417/08 fixing new basin prices to be applied as from November 1, 2008.

Additionally, in relation to the natural gas market, the Committee of Strategic Planning and Coordination of the National Plan of Hydrocarbons Investments ("Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas ") recently issued Resolution No. 1/2013, aiming at setting up an incentive scheme for excess injection of natural gas. This agreement sets forth that Excess Injection (all gas injected by producers above the Injection Base, and according to Resolution No. 1/2013 by the Committee of Strategic Planning and Coordination of the National Plan of Hydrocarbons Investments) will have an Excess Price of 7.5 USD/MBTU ("The Excess Price"). If certain conditions in the said agreement are complied with, it will be in force for five years. Although the resolution mention above does not directly affect prices received by the Company, it represents a fundamental change in the incentive to natural gas producers to raise their investments in order to increase their reserves and their hydrocarbons production, consequently mainly affecting the Company`s activity in a positive way.

Due to the fact that MetroGAS understood that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of the non interruptible demand, the Company carried out presentations to the ENARGAS, the ES and the Fuel Sub secretariat tending to raise this situation and to request its remediation.

On October 4, 2010 the ENARGAS issued a Resolution approving the Procedure for Gas Applications, Confirmations and Control. Since October 1, 2010, when such Procedure started to be in force, MetroGAS has daily counted on the total natural gas volume that is necessary to supply uninterruptible demands.

On January 5, 2012 ES Resolution No. 172/12 was published in the Official Gazette; it extended the effects of ES Resolution No. 599/07 as regards the allocation of natural gas volumes by routes and basins based on the different categories of clients until new resolutions are stipulated to that respect.

On March 8, 2012 Resolution SE No. 55/2012 was published. This resolution approves the third extension of the Complementary Agreement with Natural Gas Producers, requires that a specific treatment should be considered to those not signatory producers of the mentioned extension to prevent the collection of the increases created by the Resolutions ES ENARGAS No. 1,070/2008 and 1,417/2008.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

On March 23, 2012 Resolution ENARGAS No. 2,087/2012 was published, which establishes the natural gas assignment instructions for those not signatory producers to the residential customers and small commercial customers without increases under the mentioned Resolutions from 2008, requiring that distribution companies should send to the Compensating Fund Liquefied Natural Gas, which was created in the frame of such resolutions, the amounts received from customers for natural gas concepts.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2013 and 2027, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of December 31, 2012.

The estimated annual valuation of firm transportation under these contracts is, as follows:

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

In July 2012, ENARGAS assigned to MetroGAS 174,343 m3 of firm transportation capacity corresponding to the Neuquén - GBA route, in force from May 1, 2013 to April 30, 2014 and 233,333 m3 of firm transportation capacity corresponding to the same route, in force from May 1, 2014 to April 30, 2017. This firm transportation capacity was offered irrevocably to TGN by MetroGAS in the open season bid No. 01/2012. Additionally, TGN contracts were extended for 2,540,000 m3/day until April 30, 2017.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Turnover tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose gross revenue taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed gross revenue taxes on sales of natural gas at a higher rate and instructed us to include gross revenue taxes at the higher rate in our invoices to MetroGAS's customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

On December 22, 2005, through Resolution No. 907/05, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from 2001 to march 2003, that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 29 million, including interests and fines). Such Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) through its judgment No. 112/06 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyses a situation identical to MetroGAS. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice.

Said extraordinary motion was granted and up to date the same is pending of definitive decision by the Federal Supreme Court of Justice.

On March 3, 2008, through Resolutions No. 95/08, No. 96/08 and No. 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 48 million, including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires, which are pending of resolution as of the date of issuance of these financial statements.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the License.

As of December 31, 2012, the Company registered an allowance of Ps. 24,363 thousand for the contingency related to the difference on the determination of the income and expenses rate.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.2. Rates and charges

Through resolution No. 2,778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of December 31, 2012 the total amount demanded by the ENARGAS amounted to Ps. 24,464 thousand, including interests and fines, which has been recorded as a provision.

15.3. Fines Government of the City of Buenos Aires - Works in public roadway.

On January 25, 2008, through Law No. 2,634, and its Regulation Decree No. 238/08 published on March 28, 2008, the new regime of openings and/or breaks in public roadway of the City of Buenos Aires was created and regulated, which specifies charges to pay for works in public spaces and establishes that closing works have to be made by GACBA, previous payment from the authorized companies to make openings. After that and in force as from November 1, 2009, the Government of the Autonomous City of Buenos Aires modified the procedure to repair sidewalks once more and stated that those companies which made holes in sidewalks have to repair and close them for good.

The GACBA's Control of Special Misdemeanours Agency sanctioned MetroGAS in several causes. The Company is discharging the notified administrative infractions, and requesting the pass to the contravencional justice to made the corresponding defenses, in order to obtain the declaration of the law unconstitutionality and the irrationality of the fines and, consequently, the rejection of the imposed sanctions. As of December 31, 2012, the Company has registered an allowance of Ps. 6,290 thousand related to this concept.

15.4. Interpretation disagreements with the Regulatory Authority.

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. As of December 31, 2012, the Company has registered an allowance of Ps. 9,941 thousand related to this concept.

NOTE 16 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On December 30, 2009, the CNV by means of General Resolution No. 562/09 ("GR 562/09") stipulated the application of Technical Resolution No. 26 (TR 26), which adopts IFRS issued by the IASB, for entities included in the public offer regime established by Law No. 17,811, either because of its capital or its negotiable bonds, or its request for authorization to be included in such regime. On December 3, 2010, TR 26 was modified by TR 29 in order to coordinate the dates of enforcement of the professional standard with the dates set by the CNV in the General Resolution mentioned above.

NOTE 16 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (Contd.)

The enforcement of these standards shall be compulsory for the Company as from fiscal year started on January 1, 2012, being the first quarterly financial statements to be submitted under these standards the ones corresponding to March 31, 2012 according to Note 7 to the consolidated financial statements.

As set forth in Technical Resolution No. 26 ("TR 26") the Company will prepare the individual financial statements applying IFRS in full, with the exception described in the said standard as regards accounting of permanent investments. This exception states that investments in dependent companies (controlled companies), joint controlled companies and associate companies (firm over which significant influence is exercised, neither being controlled nor subject to joint control) will be entered in the accounts using the method of participation (proportional asset value) described in the IAS 28 "Investment in associate companies". This criterion differs from the one set forth in paragraph 38 to the International Accounting Standards IAS 27 "Separate Financial Statements", according to which, in those cases, the accounting has to be done at cost or at its reasonable cost.

This difference with the IFRS aims at achieving assets and results corresponding to the majority holding that arise from consolidated financial statements submitted together with individual financial statements, to be equal in both set of financial statements.

In the same way, on December 20, 2012, the CNV issued Resolution No. 613/12 setting forth that companies which are licensees of the gas transportation and distribution public utility service issuing shares and negotiable bonds, as well as issuing companies whose main assets are constituted by investments in licensee companies of the public utility service of gas transportation and distribution- as long as the following conditions are simultaneously given i) that investment in those licensee companies constitutes the main asset of the issuing company and ii) that the issuing company has a participation in the common stock that grants the control of the said licensee companies- will have to submit their financial statements on the basis of the IFRS, for fiscal years starting on January 1, 2013, not being applicable Interpretation No. 12 "Agreements with Service Concessions" (IFRS Interpretations Committee 12), taking into account the present conditions of the license contracts.

Exemptions and exceptions which are applicable considering IFRS 1 and that were used to change accounting standards in force in Argentina into TR 26, are described in Note 7 to the consolidated financial statements.

IFRS reconciliations

In accordance to what is required by regulations from Technical Resolutions No. 26 and No. 29 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), shareholders' equity determined according to argentine accounting standards and the one determined according to IFRS as of December 31, 2012 and January 1, 2012 and the reconciliation of the complete result of fiscal year ended on December 31, 2012 are included below. To this extent, the Company has taken into account, while preparing reconciliations, those IFRS that are considered to be applicable for preparing its financial statements as of December 31, 2013. All entries and figures contained in this note are subject to changes and

NOTE 16 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (Contd.)

shall only be considered definite when annual accounting statements corresponding to the fiscal year when IFRS are applied for the first time, are prepared.

Entries and figures included in the reconciliation could be modified as long as, at the time of preparing financial statements as of December 31, 2013, the standards to be used were different.

16.1) Shareholders' equity Reconciliation as of January 1 st and December 31, 2012

Reconciliation between Shareholders' equity under Argentine GAAP and Shareholders' equity under TR 26 IFRS as of January 1 st and December 31, 2012 is described in detail in the chart below:

16.3.2) Reconciliation of the Result for the year as of December 31, 2012

Reconciliation between the Result for the year under Argentine GAAP and Result for the year under IFRS standards is described in detail in the chart below:

i) See Note 7.2.b) to the consolidated financial statements.

ii) See Note 7.2.a) to the consolidated financial statements.

iii) See Note 7.2.c) to the consolidated financial statements.

NOTE 17- SUBSEQUENT EVENTS

In compliance with the agreement of the call for creditors meeting described in Note 2.1, on January 11, 2013, MetroGAS proceeded to swap negotiable bonds held by financial creditors and debts from non-financial verified and declared acceptable creditors by New Negotiable Bonds. The issuance of the new negotiable bonds was approved by ruling of the Issuers Management of the National Securities and Exchange Commission on December 26, 2012, within the framework of the Global Program of Issuance of MetroGAS' Negotiable Bonds for a nominal value up to US$ 600 million.

Existing negotiable bonds were swapped by the Company by issuing Negotiable Bonds Series A-L amounting to USD 163,003,452 and Negotiable Bonds Series B-L amounting to USD 122,000,000, and to swap the Company's non-financial debt Negotiable Bonds Series A-U were issued amounting to USD 16,518,450 and Negotiable Bonds Series B-U amounting to USD 13,031,550.

Furthermore, at that same date MetroGAS exercised its right set forth in the terms of its duly approved reorganization proposal, to capitalize accrued interests under Class A Negotiable Bonds since January 1, 2011 up to December 31, 2012 and to make a cash payment of interests accrued since January 1, 2013 up to the issuance date.

Furthermore, at that same date MetroGAS exercised its right set forth in the terms of its duly approved reorganization proposal, to capitalize accrued interests under Class A Negotiable Bonds since January 1, 2011 up to December 31, 2012 and to make a cash payment of interests accrued since January 1, 2013 up to the issuance date.

Since issuance date, all the Company's liabilities, in agreement with the terms of Existing Negotiable Bonds and of the Non-Financial Debt were paid off and all the rights, interests and benefits therein set forth were annulled and cancelled. As a consequence, Existing Negotiable Bonds and the Non-Financial Debt became extinct and the Company can no longer be demanded responsible for these liabilities. The estimate result before tax impact caused by the above mentioned debt swap amounts to approximately a Ps. 773 million profit, which is recognized as of the date of the actual swap.

As it is described in Note 2, the capital of Class A New Negotiable Bonds will be totally paid in a sole payment on its maturity date on December 31, 2018. New Negotiable Bonds will accrue interests at a nominal annual rate of 8.875%. Class B New Negotiable Bonds with maturity date in 2018 will only accrue interests if a Triggering Event takes place within the Deadline, and if a Triggering Event does not occur, Class B New Negotiable Bonds will be paid off automatically and the Company shall have no debts related to them. Interests will be paid in arrears on a monthly bases on June 30 and December 31 of each year, however MetroGAS will have the option to capitalize 100% of the interests accrued between the date of issuance and June 30, 2013 and 50% of the interests accrued between July 1, 2013 and June 30, 2014.

NOTE 17- SUBSEQUENT EVENTS (Contd.)

In compliance with the terms and conditions of the issuance of New Negotiable Bonds, MetroGAS and its subsidiaries will have to comply with some restrictions that among others include the following:

  Incur or guarantee indebtedness,
  Make restricted payments, including payment of dividends,
  Make any Assets Sale,
  Make investments of any kind,
  Carry out sale- and- leaseback operations,
  Carry out operations with related companies,
  Constitute or take responsibility for taxes,
  Enter into merger agreements or consolidations, and
  Sale or lease the whole or a substantial part of its assets.

In the same way, the issuance of New Negotiable Bonds has a Mandatory Commutation Clause with available net surplus funds that sets forth that the Company will assign the equivalent to a fixed amount of surplus funds (not assigned to restricted payments, among others) to commute, on a pro-rata basis Class A Negotiable Bonds and, at any time after a Triggering Event has taken place, Class B Negotiable Bonds in circulation, by means of the pre-cancellation of Negotiable Bonds, as long as the Company has not assigned the said amount of available net surplus funds to carry out sales in the market.

Juan Carlos Fronza
President

METROGAS S.A.

EXHIBIT A

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 12-31-12
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE YEAR		ACCUMULATED AT END OF YEAR	
								ANNUAL RATE (1)	AMOUNT (2)		
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	76,156	-	-	-	76,156	27,133	-	2%	1,425	28,558	47,598
High pressure mains	294,342	-	840	(93)	295,089	190,363	(15)	2.22% to 10%	4,916	195,264	99,825
Medium and low pressure mains	1,774,133	-	69,629	(11,964)	1,831,798	572,478	(5,817)	1.19% to 10%	41,130	607,791	1,224,007
Pressure regulating stations	65,087	-	41	(81)	65,047	39,951	(48)	4% to 12.5%	2,102	42,005	23,042
Consumption measurement installations	352,062	-	5,098	(74)	357,086	163,778	(26)	2.85% to 5%	13,368	177,120	179,966
Other technical installations	52,213	-	1,104	-	53,317	46,068	-	6.67%	1,308	47,376	5,941
Machinery, equipment and tools	28,688	-	1,003	-	29,691	26,271	-	6.67% to 20%	527	26,798	2,893
Computer and telecommunications equipment	190,870	-	14,060	(48)	204,882	159,287	(47)	5% to 50%	9,266	168,506	36,376
Vehicles	10,986	-	-	-	10,986	9,197	-	10% to 20%	759	9,956	1,030
Furniture and fixtures	5,466	-	-	-	5,466	5,460	-	10% to 20%	2	5,462	4
Materials	15,732	24,425	(20,988)	(495)	18,674	-	-	-	-	-	18,674
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	68,298	84,611	(69,848)	-	83,061	-	-	-	-	-	83,061
Advances to fixed assets suppliers	1,485	7,642	(3,214)	-	5,913	-	-	-	-	-	5,913
Subtotal	2,953,233	116,678	(2,275)	(12,755)	3,054,881	1,239,986	(5,953)	-	74,803	1,308,836	1,746,045
Distribution network extensions constructed by third parties	68,447	-	2,580	(17)	71,010	15,796	(7)	1.82% to 2.38%	1,407	17,196	53,814
Offsetting item for distribution network extensions	(6,042)	-	(305)	-	(6,347)	(796)	-	2% to 2.38%	(138)	(934)	(5,413)
Allowance for obsolescence of materials (Exhibit E)	(1,035)	(440)	-	106	(1,369)	-	-	-	-	-	(1,369)
Allowance for disposal of fixed assets (Exhibit E)	(6,694)	(4,851)	-	6,044	(5,501)	-	-	-	-	-	(5,501)
Total as of December 31, 2012	3,007,909	111,387	-	(6,622)	3,112,674	1,254,986	(5,960)	-	76,072	1,325,098	1,787,576
Total as of December 31, 2011	2,915,493	102,572	-	(10,156)	3,007,909	1,192,616	(9,591)	-	71,961	1,254,986	1,752,923

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

METROGAS S.A.

EXHIBIT C

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

ALLOWANCES

METROGAS S.A.

EXHIBIT F

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

OPERATING COST

METROGAS S.A.

EXHIBIT G

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

FOREIGN CURRENCY ASSETS AND LIABILITIES

METROGAS S.A.

EXHIBIT H

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

EXPENSES INCURRED

MAIN ACCOUNT	12-31-12						12-31-11
	FIXED ASSETS EXPENSES	OPERATING EXPENSES GAS SALES	OPERATING EXPENSES PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	7,433	74,093	-	72,693	67,278	221,497	169,393
Social security contributions	2,825	15,736	-	12,734	15,097	46,392	40,339
Directors´and members of Surveillance committee fee	-	-	-	1,340	-	1,340	1,340
Fees for professional services	-	679	-	5,386	166	6,231	17,254
Sundry materials	-	6,330	-	-	-	6,330	6,014
Fees for sundry services	-	24,621	-	1,818	28,668	55,107	39,274
Postage, telephone and fax	-	1,053	-	1,596	18,592	21,241	15,147
Leases	-	265	-	4,357	1,674	6,296	5,176
Transportation and freight charges	-	-	-	2,045	-	2,045	1,471
Office materials	-	774	-	2,182	353	3,309	2,660
Travelling expenses	-	661	-	573	54	1,288	888
Insurance premium	-	-	-	6,904	-	6,904	5,613
Fixed assets maintenance	-	41,696	-	20,065	72	61,833	53,247
Fixed assets depreciation	-	65,526	-	10,546	-	76,072	71,961
Taxes, rates and contributions	-	2,727	60,772	22,739	41,079	127,317	57,493
Publicity	-	-	-	-	1,729	1,729	1,275
Doubtful accounts	-	-	-	-	985	985	(1,875)
Bank expenses and commissions	-	-	-	210	10,386	10,596	7,352
Contingencies reserve	-	-	-	11,884	-	11,884	12,087
Others	-	3,796	-	736	407	4,939	6,313
Total as of December 31, 2012	10,258	237,957	60,772	177,808	186,540	673,335	512,422

Total as of December 31, 2011	8,514	204,762	35	158,106	141,005	512,422

Basis of Presentation

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV") assuming that the Company will continue as a going concern . However, the Company's Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) on the effects on the valuation and classification of the reorganization liabilities or from the non occurrence of the event, according to MetroGAS's current standards. These financial statements should be read under these circumstances.

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of December 31, 2012 and 2011 as well as its statements of operations and cash flow for the years ended December 31, 2012 and 2011, with the financial statements of its controlled company ("MetroENERGÍA") in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

Advances on the compliance with the International Financial Reporting Standards ("IFRS") implementation plan.

The CNV has set forth, through Resolution No. 526/09 and No. 576/10, the enforcement of Technical Resolution No. 26 of the FACPCE ("Argentine Federation of Professional Councils in Economic Sciences") which adopts, for entities included in the public offer regime of Law No. 17,811, the IFRS issued by the International Accounting Standards Board ("IASB").

On April 22, 2010, the Board of Directors approved the specific implementation plan. Since that date, the implementation process has been implemented according to the plan. Actually, the Company is ending the impact evaluation of the IFRS'implementation.

In accordance to CNV Resolution No. 600 on January 24, 2012 for licensee companies of the public utility service of gas transportations and distribution, the enforcement of these standards will be compulsory for the Company as from fiscal year stared on January 1, 2013, being transition date on January 1, 2012 . See Note 7 to consolidated financial statements.

The Argentine Economic Scenario and its impact on the Company

In Note 2 to the consolidated financial statements and in Notes 2 and 8 to primary financial statements, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees that affect to the Company.

These situations have been considered by the Company's Management when calculating significant accounting estimates included in these consolidated financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company's Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions. See Note 3.2 to the consolidated financial statements.

General Considerations

MetroGAS' sales are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

According to changes in regulations (see Note 8.3 to the primary financial statements) the Board of Directors of MetroGAS decided to constitute MetroENERGIA, on April 20, 2005, MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

In the framework of the license renegotiation process, on October 1, 2008 MetroGAS signed a Temporary Agreement with the UNIREN, which involves the celebration of, which establishes a Transitional Tariff Regime as from September 1, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The above mentioned agreement was ratified by the Shareholders' Assembly of MetroGAS on October 14, 2008 and approved by the Executive Power on March 26, 2009 by the Decree No. 234 (date of publication in the Official Gazzete: April 14, 2009). The mentioned Temporary Agreement establishes a Transitional Tariff Regime as from September 1, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The amounts resulting from the effectively received increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area. The Temporary Agreement was not applied due to the fact that tariff charts have not been issued.

During the year, notes were sent to the ENARGAS, UNIREN and the MPFIPyS insisting on the Company's vital need to reach a definite consensus to successfully end the reorganization proceeding started on June, 2010.

In this framework, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose.

On November 21, 2012, the Company, as well as the rest of the other gas distributing companies, except for one, subscribed an Agreement ("Act") with the ENARGAS, which in accordance with the ENARGAS' note ENRG/SD/I 13,352 received on November 29, 2012, is in full force. In this Agreement a fixed amount per invoice is agreed, stating a difference by customer category. The amounts collected for this concept by Distributing Companies will be deposited in a trust fund created to this effect and used to carry out infrastructure works, connection works, re-potentiation ,expansion and/or technological modification of the systems of gas distribution through networks, security, reliability of the service and integrity of the network, as well as maintenance and any other related expense that may be necessary to provide the gas distribution public service within the service area. On the other hand, gas distributing companies will have to have the approval of an Execution Committee to be created within the trust fund, to implement an Investment Plan of Consolidation and Expansion expressed in physical and financial terms whose guidelines shall be determined in the trust fund contract to be entered into between the Company and Nacion Fideicomisos S.A.

The amounts that gas licensees receive will be taken as a payment on account of the tariffs adjustments stated in the License renegotiations agreements duly subscribed, in the specific case of MetroGAS, the Temporary Agreement approved by Executive Order No. 234/09. MetroGAS' collection, as a consequence of implementing these new fixed amounts, would approximately amount to Ps. 190 million annually.

On November 29, 2012 the ENARGAS resolution No. 2,407/12 was published in the Official Gazette, specifying that MPFIPyS Resolution No. 2,000/05 had been complied with. As a consequence of this the ENARGAS authorized Distribution Companies to collect the charge previously mentioned, stating that it had to be included in the invoices in accordance with the methodology duly stipulated by the Regulatory Authority.

The Company has been invoicing this new tariff since December 4, 2012.

Given the adverse condition the Company is currently undergoing, on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding (as described in Note 2 to the financial statements).

On that same date, through Resolution No. I-1,260, ENARGAS notified MetroGAS that the Company was intervened (as described in Note 2 to the financial statements).

Analysis of Operations for the years ended December 31, 2012 and 2011

The Company's sales increased by 4.2% during the years ended December 31, 2012, and operating cost increased by 7.5% compared to the previous year, thus producing a decrease in gross profit of Ps. 1,261 thousand, amounting to Ps. 286,567 thousand during the years ended December 31, 2012 compared to Ps. 302,768 thousand in the previous year.

Administrative and selling expenses increased 21.2% from Ps. 311,803 thousand during the years ended December 31, 2011 to Ps. 378,021 thousand during the present year.

Consequently, during the years ended December 31, 2012 an operating loss of Ps. 91,454 thousand was recorded compared to an operating loss of Ps. 9,035 thousand recorded in the previous year.

During the years ended December 31, 2012 a financial and holding loss of Ps. 143,965 thousand was recorded compared to a loss of Ps. 62,378 thousand recorded in the previous year.

The Company's net loss for the years ended December 31, 2012 amounted to Ps. 142,805 thousand compared to a net loss of Ps. 61,054 thousand recorded in the previous year.

Operating results and financial position

Sales

The Company's consolidated sales during the years ended December 31, 2012 increased by 4.2%, amounting to Ps. 1,209,519 thousand compared to Ps. 1,161,174 thousand in the previous year.

Sales increase during the years ended December 31, 2012 was mainly originated by higher MetroGAS's processed natural gas sales, higher sales to residential customers and higher transportation and distribution sales, partially offset by lower MetroENERGÍA'sales.

Sales to residential customers increased by 3.8% from Ps. 583,445 thousand during the years ended December 31, 2011 to Ps. 559,050 thousand in the present year, mainly due to an increase of 2.8% in volumes delivered during the years ended December 31, 2012 compared to the previous year and to the increase in sales due to the fact that the Company started invoicing charges established by Resolution MPFIPyS No. 2,000/05 and authorized by Resolution ENARGAS No. 2,407/12 since December 4, 2012.

MetroGAS's sales with gas to industrial, commercial and governmental customers decreased by 0.1% from Ps. 86,936 thousand during the years ended December 31, 2011 to Ps. 86,884 thousand in the present year, mainly due to a decrease of 4.6% in gas volumes delivered, partially offset by the increase in average prices due to the fact that the Company started invoicing charges established by Resolution MPFIPyS No. 2,000/05 and authorized by Resolution ENARGAS No. 2,407/12 since December 4, 2012.

Sales of transportation and distribution services to power plants increased by 3.8% from Ps. 86,979 thousand during the years ended December 31, 2011 to Ps. 90,294 thousand in the present year, mainly due to an increase in average prices partially offset by a decrease of 2.0% in gas volumes delivered.

On the other hand, sales of transportation and distribution service to industrial, commercial and governmental customers increased by 15.0% from Ps. 65,945 thousand during the years ended December 31, 2011, to Ps. 75,821 thousand in the present year, mainly due to an increase in average prices partially offset by a decrease of 2.4% in gas volumes delivered.

Sale of transportation and distribution service to CNG remain virtually constant during the years ended December 31, 2012 compared to the previous year.

Sale of processed natural gas increase 111.5% during the years ended December 31, 2012 compared to the previous year, mainly due to the incorporation to the invoices of the trust fund charge for financing imported gas, imposed by ENARGAS Resolutions No. I/1,982 and I/1,988, that applies for processed natural gas activity since November 1, 2011.

MetroENERGÍA's gas sales during the years ended December 31, 2012 amounted to Ps. 157,775 thousand while during the previous year amounted to Ps. 231,220 thousand. Commission for operations on behalf of third parties carried out in 2012 amounted to Ps. 45,016 thousand, while during the years ended December 31, 2011 amounted to Ps. 16,839 thousand.

The differences mentioned above are due to a partial change in operations from selling on its own behalf to on behalf of third parties for certain customers.

The following chart shows the consolidated Company's sales by customer category for the years ended December 31, 2012 and 2011, expressed in thousands of pesos:
	For the years ended December 31, 2012	% of Sales	For the years ended December 31, 2011	% of Sales
MetroGAS
Gas sales:
Residential	559,050	46.2	538,445	46.4
Industrial, Commercial and Governmental	86,884	7.2	86,936	7.5
Subtotal	645,934	53.4	625,381	53.9

Transportation and Distribution Services
Power Plants	90,294	7.5	86,979	7.5
Industrial, Commercial and Governmental	75,821	6.3	65,945	5.7
Compressed Natural Gas	35,834	2.9	36,079	3.1
Subtotal	201,949	16.7	189,003	16.3
Processed Natural Gas	115,771	9.6	54,738	4.7

Other Gas Sales and Transportation and Distribution Services	43,074	3.6	43,993	3.7
MetroENERGÍA
Gas and transportation sales on its own behalf	157,775	13.0	231,220	19.9
Selling commission	45,016	3.7	16,839	1.5
Total of Sales	1,209,519	100.0	1,161,174	100.0

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the years ended December 31, 2012 and 2011, expressed in million of cubic meters:
	For the years ended December 31, 2012	% of Sales	For the years ended December 31, 2011	% of Sales
Gas sales:
Residential	2,062.3	25.4	2,006.8	24.3
Industrial, Commercial and Governmental	457.2	5.6	479.4	5.8
Subtotal	2,519.5	31.0	2,486.2	30.1
Transportation and Distribution Services
Power Plants	3,576.7	44.0	3,649.6	44.2
Industrial, Commercial and Governmental	809.2	10.0	829.0	10.0
Compressed Natural Gas	546.3	6.7	554.2	6.7
Subtotal	4,932.2	60.7	5,032.8	60.9
Processed Natural Gas	131.2	1.6	145.4	1.8
Other Gas Sales and Transportation and Distribution Services	543.5	6.7	595.4	7.2
Total delivered volume by MetroGAS	8,126.4	100.0	8,259.8	100.0

Total gas and transportation delivered volume by MetroENERGÍA on its own behalf	469.9	100.0	716.6	100.0

Operating costs

Operating costs totaled Ps. 922,952 thousand during the years ended December 31, 2012 generating a 7.5% increase compared to Ps. 858,406 thousand recorded in the previous year. This variation was mainly due to the increase in tax, rates and surcharges, in payroll and social contributions, in transportation costs, in fixed assets maintenance and in fees for sundry services, partially offset by lower purchases of natural gas.

Purchases of natural gas decreased by 8.9% from Ps. 424,583 thousand during the years ended December 31, 2011 to Ps. 386,652 thousand during the present year, mainly due to a decrease in gas volumes purchased by MetroENERGÍA. During the years ended December 31, 2012, 3,156.0 million of cubic meters were acquired by MetroGAS and 240.5 million of cubic meters were acquired by MetroENERGÍA representing a decrease of 4.6% compared to the gas volumes purchased in the previous year.

Gas transportation costs increase by 3.7% during the years ended December 31, 2012 compared to the previous year, due to the increase of MetroENERGÍA transportation costs to resale and to exchange and movement.

Tax, rates and surcharges increased from Ps. 2,237 thousand during the years ended December 31, 2011 to Ps. 63,499 thousand during the present year, due to the increase of the processed natural gas costs as consequence of the trust fund for financing imported gas charge, imposed by ENARGAS Resolutions No. I/1,982 and I/1,988, that applies for processed natural gas activity since November 1, 2011.

During the years ended December 31, 2012 and 2011, the Company capitalized Ps. 10,258 thousand and Ps. 8,514 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the years ended December 31, 2012 and 2011, expressed in thousands of pesos:
	For the years ended December 31, 2012	% of Total Operating Costs	For the years ended December 31, 2011	% of Total Operating Costs

Purchases of natural gas	386,652	41.9	424,583	49.5
Gas transportation	237,571	25.7	229,026	26.7
Depreciation of fixed assets	65,526	7.1	64,791	7.5
Payroll and social contributions	100,087	10.8	78,270	9.1
Fixed assets maintenance	41,696	4.5	35,169	4.1
Sundry materials	6,330	0.7	6,014	0.7
Fees for sundry services	24,621	2.7	18,369	2.1
Tax, rates and surcharges	63,499	6.9	2,237	0.3
Other operating expenses	7,228	0.8	8,461	1.0
Capitalization of operating costs in fixed assets	(10,258)	(1.1)	(8,514)	(1.0)
Total	922,952	100.0	858,406	100.0

Administrative expenses

Administrative expenses increased 12.5% from Ps. 158,746 thousand during the years ended December 31, 2011 to Ps. 178,608 thousand during the present year. This increase was mainly due to the increase in payroll and social contributions, in tax, rates and surcharges, in depreciation of fixed assets, in fixed assets maintenance and in insurance costs partially offset by a decrease in fees for professional services and in the contingency provision charge.

Selling expenses

Selling expenses increased 30.3% from Ps. 153,057 thousand during the years ended December 31, 2011 to Ps. 199,413 thousand during the present year, mainly due to the increase in payroll and social contributions, in fees for sundry services, in the allowance for doubtful accounts charge, in postage, telephone and fax expenses, in tax, rates and surcharges and in bank commissions.

Financing and holding results

During the years ended December 31, 2012 a financial and holding loss of Ps. 143,965 thousand was recorded compared to a loss of Ps. 62,378 thousand recorded in the previous year. Such variation in financial and holding results was mainly due to the higher financial exchange loss registered during the present year due to the higher variation on the exchange rate, partially offset by a gain generated for the disposal of reorganization liabilities non verified and prescribed, registered in the line "Others" in the title Financing and holding results generated by liabilities in the Statements of Operations.

Other income net

Other income net, for the years ended December 31, 2011 totaled a gain of Ps. 7,249 thousand compared to a gain of Ps. 5,060 thousand recorded in the present year.

Income tax

During the years ended December 31, 2012, the Company registered a tax loss carry forward amounted to Ps. 86,734 thousand compared to a tax loss carry forward of Ps. 3,316 thousand registered in the previous year. Such variation was mainly due to an increase in the tax loss generated by MetroGAS during the present year compared to the previous year and to the reversal of the MetroGAS'valuation allowance for minimum presumed income tax.

Net cash flows used in operating activities

Net cash flows used in operating activities during the years ended December 31, 2012, amounted to Ps. 62,608 thousand compared to Ps. 5,058 thousand used in operating activities in the previous year. Such variation was mainly due to a decrease in funds required by the working capital, partially offset by the decrease in cash flows generated by operating results during the present year compared to the previous year.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 109,128 thousand during the years ended December 31, 2011, due to higher fixed assets additions, compared to Ps. 116,678 used in the present year.

Liquidity and capital resources

Financing

As of December 31, 2012, the total indebtedness of the Company was Ps. 1,282,280 thousand.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445 for the cash options received, along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

The adverse financial conditions that the Company faces, led its Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company's outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company's outstanding debt obligations.

On April 13, 2011, MetroGAS has hired Banco Macro S.A. as financial advisor in order to receive advise in relation to making a debt restructuration proposal of its negotiable Obligations and others debts included in the reorganization procedure.

On February 2, 2012 the Company presented a total and final reformulation of the preventive agreement proposal for unsecured verified creditors who are declared acceptable.

The final reformulation of the preventive agreement proposal mentioned before consisted in the payment of verified or declared unsecured credits by means of releasement, swap or "dacion en pago" (giving in payment) of such credits, of two kinds of negotiable bonds (the "New Negotiable Bonds") to be due on December 31, 2018 (See note 2 for further information).

On September 6, 2012 the intervening court passed resolution approving the meeting of creditors of the Company and declaring it ended on the terms of the bankruptcy legislation, stipulating the constitution of a definite commission of creditors.

In compliance with the reorganization proceeding, on January 11, 2013, MetroGAS executed the debt swap of the existing Negotiable Bonds of the unsecured verified creditors who are declared acceptable for the New Negotiable Bonds (See Note 17).

Comparative consolidated balance sheets

In order to appraise the development of the Company's activities, the chart below set forth comparative consolidated balance sheet information from the Company's consolidated financial statements as of December 31, 2012. Balance sheets as of December 31, 2011, 2010, 2009 and 2008 comes from the Company's consolidated financial statements as of that dates and includes reclassifications and adjustments to comparative purposes with the present year.

Comparative consolidated statements of operations

The chart below contains a summary of the consolidated statements of operations for the years ended December 31, 2012. Results as of December 31, 2011, 2010, 2009 and 2008 comes from the Company's consolidated financial statements as of that dates and includes reclassifications and adjustments to comparative purposes with the present year.

Comparative statistical data

The chart below shows a summary of operating data for the years ended December 31, 2012, 2011, 2010, 2009 and 2008.

Comparative ratios

The chart below contains certain financial ratios as of December 31, 2012, 2011, 2010, 2009 and 2008.

Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
Diciembre	2008	0.54	0.95
Diciembre	2009	0.88	2.17
Diciembre	2010	1.16	- (2)
January	2011	1.31	-
February	2011	1.17	-
March	2011	1.04	-
April	2011	1.05	-
May	2011	0.96	-
June	2011	1.19	-
July	2011	1.09	-
August	2011	1.03	-
September	2011	0.96	-
October	2011	1.10	-
November	2011	0.97	-
December	2011	0.69	-
January	2012	0.85	-
February	2012	0.84	-
March	2012	0.70	-
April	2012	0.44	-
May	2012	0.57	-
June	2012	0.60	-
July	2012	0.58	-
August	2012	0.53	-
September	2012	0.48	-
October	2012	0.47	-
November	2012	0.61	-
December	2012	0.70	-

  Prices on the last business day of the month, except for (2).
  On June 17, 2010, MetroGAS's received a notice from the NYSE that its ADRs had been suspended from trading on the NYSE as a result of its filing for voluntary reorganization.

Outlook

MetroGAS will continue, while be financially possible, concentrating its efforts towards ensuring business continuity, maintaining the quality and reliability of gas supplies, meeting the Basic License Rules and finally, and depending on the outcome of the renegotiation of the License MetroGAS will define its new future strategy and matters such as company planning, commercial policy and development of the investment plan.

Autonomous City of Buenos Aires, March 7, 2013.

Juan Carlos Fronza
President